UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number: 000-50113

GOLAR LNG LIMITED
(Translation of registrant's name into English)

2nd Floor S.E. Pearman Building 9 Par-la-Ville Road Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included is the Overview, Operating and Financial Review for the nine months ended September 30, 2018 and the unaudited condensed consolidated interim financial statements of Golar LNG Limited (the "Company" or "Golar") as of and for the nine months ended September 30, 2018.

Exhibits

The following exhibits are filed as part of this report on Form 6-K:

4.1	Amended and restated loan agreement by and among Golar ML LLC, dated July 20, 2018.
4.2	Guarantee by and among Golar Power Limited, Golar LNG Limited and Compass Shipping 23 Corporation Limited dated September 25, 2018.
101	The following financial information of Golar LNG Limited formatted in Extensible Business Reporting Language (XBRL):
i. Unaudited Consolidated Statements of Income for the nine months ended September 30, 2018 and 2017;
ii. Unaudited Consolidated Statements of Comprehensive Income for the nine months ended September 30, 2018 and 2017;
iii. Consolidated Balance Sheets as of September 30, 2018 and December 31, 2017;
iv. Unaudited Consolidated Statements of Cash Flows for the nine months ended September 30, 2018 and 2017;
v. Unaudited Consolidated Statements of Changes in Equity for the nine months ended September 30, 2018 and 2017; and
vi. Notes to the Unaudited Condensed Consolidated Financial Statements.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 ASR (File no. 333-219095), which was filed with the U.S. Securities and Exchange Commission on June 30, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG LIMITED
(Registrant)

Date: November 16, 2018	By:	/s/ Graham Robjohns
	Name:	Graham Robjohns
	Title:	Principal Financial and Accounting Officer

UNAUDITED CONDENSED INTERIM FINANCIAL REPORT

Forward Looking Statements

This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words "believe", "anticipate", "intend", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

•
our inability to meet our obligations under the Heads of Terms ("HoT") agreement entered into in connection with the BP Greater Tortue / Ahmeyim Project, prior to Final Investment Decision ("FID"), which will result in extensive termination fees;

•
changes in liquefied natural gas, or LNG, carrier, floating storage and regasification unit, or FSRU, or floating liquefaction natural gas vessel, or FLNG, or small-scale LNG market trends, including charter rates, vessel values or technological advancements;

•	Golar Power Limited's ("Golar Power") ability to successfully complete and start up the Sergipe power station project and related FSRU contract;

•	changes in our ability to retrofit vessels as FSRUs or FLNGs and in our ability to obtain financing for such conversions on acceptable terms or at all;

•	our ability to close potential future sales of additional equity interests in Golar Hilli LLC on a timely basis or at all;

•	changes in the supply of or demand for LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;

•	a material decline or prolonged weakness in rates for LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;

•	changes in the performance of the pool in which certain of our vessels operate and the performance of our joint ventures;

•	changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;

•	changes in the supply of or demand for LNG or LNG carried by sea;

•	changes in commodity prices;

•	changes in the supply of or demand for natural gas generally or in particular regions;

•	failure of our contract counterparties, including our joint venture co-owners, to comply with their agreements with us;

•	changes in our relationships with our counterparties, including our major chartering parties;

•	changes in the availability of vessels to purchase and in the time it takes to construct new vessels;

•	failures of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;

•	our ability to integrate and realize the benefits of acquisitions;

•	changes in our ability to sell vessels to Golar LNG Partners LP ("Golar Partners") or our joint venture, Golar Power;

•	changes in our relationship with Golar Partners, Golar Power or Avenir LNG Limited and the sustainability of any distributions they pay to us;

•	changes to rules and regulations applicable to LNG carriers, FSRUs, FLNGs or other parts of the LNG supply chain;

•
our inability to achieve successful utilization of our expanded fleet or inability to expand beyond the carriage of LNG and provision of FSRUs, FLNGs, and small-scale LNG infrastructure particularly through our innovative FLNG strategy and our joint ventures;

•	actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs, FLNGs or small-scale LNG vessels to various ports;

•	changes in our ability to obtain additional financing on acceptable terms or at all;

•	increases in costs, including, among other things, wages, insurance, provisions, repairs and maintenance;

•	changes in general domestic and international political conditions, particularly where we operate;

•	a decline or continuing weakness in the global financial markets;

•	challenges by authorities to the tax benefits we previously obtained under certain of our leasing agreements; and

•
other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Securities and Exchange Commission, or the Commission, including our most recent annual report on Form 20-F.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements.

All forward-looking statements included in this report are made only as of the date of this report and, except as required by law, we assume no obligation to update any written or oral forward-looking statements made by us or on our behalf as a result of new information, future events or other factors. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made.

The following is a discussion of our financial condition and results of operations for the nine months ended September 30, 2018 and 2017. Unless otherwise specified herein, references to "the Company", "Golar", "we", "us", and "our" refer to Golar LNG Limited and any one or more of its consolidated subsidiaries, or to all such entities. References to “Golar Partners” or the “Partnership” refer to Golar LNG Partners LP and to any one or more of its direct and indirect subsidiaries. References to “Golar Power” refer to Golar Power Limited and to any one or more of its direct and indirect subsidiaries. References to “OneLNG” refer to OneLNG S.A. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to our operating and financial review and prospects, including definitions of certain terms defined herein, please see our annual report on Form 20-F for the year ended December 31, 2017, which was filed with the Commission on April 16, 2018.

Overview

We are a midstream LNG company engaged primarily in the transportation and regasification of LNG and the liquefaction of natural gas. We are engaged in the acquisition, ownership, operation and chartering of LNG carriers, FSRUs and FLNGs and the development of LNG projects through our subsidiaries, affiliates and joint venture.

As of November 16, 2018, we, together with our affiliates Golar Partners and Golar Power, have a combined fleet of 27 vessels, comprised of 18 LNG carriers, eight FSRUs and one FLNG. Of these vessels, six of the FSRUs and four of the LNG carriers are owned by Golar Partners and are mostly on long-term time charters. Seven of our LNG carriers, one of our FSRUs and two of Golar Power's LNG carriers are participating in the LNG carrier pool, referred to as the Cool Pool. Of the remaining vessels, two of our LNG carriers are on shorter-term time charters, the Gimi is being contemplated for conversion into a FLNG and the Gandria entered Keppel Shipyard Limited's ("Keppel") shipyard in March 2018 to commence generic work in readiness for her conversion into a FLNG, which is expected to commence after we issue a notice to proceed.

We intend to leverage our relationships with existing customers and continue to develop relationships with other industry participants. Our goal is to earn higher margins through maintaining strong service-based relationships combined with flexible and innovative LNG shipping, FSRU and FLNG solutions. We believe customers place their confidence in our shipping, storage, regasification and liquefaction services based on the reliable and safe way we conduct our, our affiliates’ and our joint venture's LNG operations.

Recent Developments

Since July 1, 2018, the significant developments that have occurred are as follows:

Hilli Disposal

On July 12, 2018 (the "Closing Date"), we and affiliates of Keppel and Black & Veatch Corporation, completed the sale ("Hilli Disposal") to Golar Partners of common units in our consolidated subsidiary Golar Hilli LLC ("Hilli LLC") (the "Hilli Common Units"), which owns Golar Hilli Corp. ("Hilli Corp"), the disponent owner of Hilli Episeyo (the "Hilli"). The selling price for the Hilli Disposal was $658 million, less 50% of our net lease obligations under the Hilli Facility (defined below) on the Closing Date and working capital adjustments. On August 15, 2017, concurrently with our entry into the purchase and sale agreement for the Hilli Disposal (the "Hilli Sale Agreement"), we received a deposit from Golar Partners, which, together with accrued interest, equaled $71.9 million on the Closing Date (the "Hilli deposit"), combined with Golar Partners’ payment for its exercise of the Tundra Put Right, which, together with accrued interest, equaled $110.1 million on the Closing Date (the "Deferred Purchase Price"). We applied the Hilli Deposit, the Deferred Purchase Price and interest accrued thereon as payment for the Hilli Disposal.
Please see note 1 "General" of our consolidated financial statements included herein.

Hilli Facility and the Partnership Guarantee

Hilli Corp is a party to a Memorandum of Agreement, dated September 9, 2015, with Fortune Lianjiang Shipping S.A., a subsidiary of China State Shipbuilding Corporation ("Fortune"), pursuant to which Hilli Corp has sold to and leased back from Fortune the Hilli under a 10 year bareboat charter agreement (the "Hilli Facility"). The Hilli Facility provides for post-acceptance financing for the Hilli of $960.0 million. Under the Hilli Facility, Hilli Corp will pay to Fortune 40 consecutive equal quarterly repayments of 1.375% of the construction cost, plus interest based on LIBOR plus a margin of 3.95%. Please see note 8 "Variable Interest Entities ("VIE")" of our consolidated financial statements included herein.

In connection with the closing of the Hilli Disposal, Golar Partners has agreed to provide a several guarantee (the "Partnership Guarantee") of 50% of the indebtedness of Hilli Corp under the Hilli Facility. The Hilli Facility and the Partnership Guarantee

contain certain financial restrictions and other covenants that may restrict Golar Partners' business and financing activities including their ability to make cash distributions to their unitholders.

Dividends

On August 23, 2018, we declared a dividend of $0.125 per share in respect of the quarter ended June 30, 2018 to holders of record on September 6, 2018, and paid this on October 3, 2018.

On November 5, 2018, we declared a dividend of $0.15 per share in respect of the quarter ended September 30, 2018 to holders of record on December 14, 2018, which will be paid on or about January 3, 2019.

Margin loan

During July 2018, amendments to the existing margin loan facility, secured by units in Golar Partners, were completed. Although most of the existing terms remain substantially unchanged, the facility will no longer amortize. Previously the dividend cash received from the pledged Partnership shares was first used to service the interest on the loan, any excess cash was then used to prepay a portion of the principal. Under the modified agreement, any excess cash after servicing the interest will be returned to Golar. Subject to the satisfaction of certain covenants, no further principal repayments will be required ahead of loan maturity in March 2020.

Avenir LNG Limited (22.5% interest in LNG small-scale venture, a non-consolidated affiliate)

On October 1, 2018, Avenir LNG Limited ("Avenir") issued a private placement of 99 million shares at a par price of $1.00 per share, which was successfully completed at a subscription price of $1.00 per share. Of the 99 million shares placed, we subscribed for 24.8 million shares, representing an investment of $24.8 million, or 25%. The investment is part of a combined commitment of up to $182.0 million from Stolt-Nielsen Limited ("Stolt-Nielsen"), Höegh LNG Holdings Limited ("Höegh") and Golar for the pursuit of opportunities in small-scale LNG, including the delivery of LNG to areas of stranded demand, the development of LNG bunkering services and supply to the transportation sector.

Avenir intends to utilize the best-in-class capabilities of its anchor investors to build a global presence as the leading provider of small-scale LNG, and it will be among the first movers in this market with a fleet of small-scale LNG carriers and terminals. The market for small-scale LNG is rapidly expanding, with great potential to be realized in the off-grid power, transportation and bunkering markets because of high-margin oil-to-gas switching, policy changes and environmental benefits of consuming LNG relative to alternative fossil fuels. The forthcoming IMO 2020 regulations are one of many driving factors for increased small-scale LNG consumption, and Avenir plans to introduce safe and efficient ship-to-ship bunkering services at key strategic ports to meet and develop demand for LNG as a marine fuel.

Avenir was originally formed by Stolt-Nielsen in 2017 to provide LNG to markets lacking access to LNG pipelines. Stolt-Nielsen will consolidate all its LNG activities into Avenir, including four small-scale LNG carriers currently under construction at Keppel Singmarine in Nantong, China, two small-scale LNG carriers on order from Sinopacific Offshore Engineering in Nantong, China and a 80% ownership in an LNG terminal and distribution facility under development in the Italian port of Oristano, Sardinia. Avenir plans to source and ship LNG to the terminal using small LNG carriers, and distribute the LNG in trucks and through regasification into the local gas grid.

On November 8, 2018, Avenir placed a further 11 million shares, also at a subscription price of $1.00 per share, with a group of institutional and other professional investors and, subsequent to this placement, Stolt-Nielsen, Höegh and Golar have a 45%, 22.5% and 22.5% investment in Avenir, respectively.

Avenir's shares were listed on the N-OTC list with effect from November 14, 2018.

Corporate matters

At the annual general meeting held on September 26, 2018, Mr. Thorleif Egeli was appointed as a Director of the Company, replacing Mr. Fredrik Halvorsen.

Operating and Financial Review

Nine month period ended September 30, 2018 compared with the nine month period ended September 30, 2017

Vessel operations segment

	Nine Months Ended September 30,
(in thousands of $, except average daily TCE) (1)	2018	2017	Change	% Change

Total operating revenues	175,564	85,950	89,614	104%
Vessel operating expenses	(52,140)	(38,870)	(13,270)	34%
Voyage, charterhire and commission expenses (including expenses from collaborative arrangements)	(63,776)	(41,828)	(21,948)	52%
Administrative expenses (2)	(38,815)	(26,974)	(11,841)	44%
Project development expenses (2)	(4,233)	(6,216)	1,983	(32)%
Depreciation and amortization	(49,252)	(59,937)	10,685	(18)%
Other operating gains	36,000	—	36,000	100%
Operating income (loss)	3,348	(87,875)	91,223	(104)%

Equity in net earnings (losses) of affiliates	15,485	(1,359)	16,844	(1,239)%

Other financial data:

Average daily TCE (1) (to the closest $100)	32,200	13,300	18,900	142%
(1) Average Time Charter Equivalent, or TCE, is a non-GAAP financial measure. See the section of this report entitled "Non-GAAP Measures" for a discussion of TCE.
(2) With effect from quarter ended June 30, 2018, we presented new line item, "Project development expenses", which includes costs associated with pursuing future contracts and developing our pipeline of activities that have not met our internal threshold for capitalization. Previously, these costs were presented within "Administrative expenses" along with our general overhead costs. This presentation change has been retrospectively adjusted in prior periods. See note 2 "Accounting Policies" of our consolidated financial statements included herein.

Total operating revenues: Total operating revenues increased by $89.6 million to $175.6 million for the nine months ended September 30, 2018 compared to $86.0 million for the same period in 2017. This was principally due to an increase of:

•
$84.5 million as a result of improved utilization and daily hire rates, including repositioning fees, from our vessels participating within the Cool Pool for the nine months ended September 30, 2018 compared to the same period in 2017; and

•	$6.1 million as a result of the Golar Glacier commencing her new 12 month charter in February 2018.

Average daily TCE: As a result of an overall increase in charter rates and utilization of most of our vessels within the period, we had a higher daily TCE for the nine months ended September 30, 2018 of $32,200 compared to $13,300 for the same period in 2017.

Vessel operating expenses: Vessel operating expenses increased by $13.3 million to $52.1 million for the nine months ended September 30, 2018, compared to $38.9 million for the same period in 2017, primarily due to an increase of:

•	$4.9 million in operating costs in relation to our vessels operating within the Cool Pool;

•	$4.6 million of reactivation and operating costs of the Golar Viking as she was taken out of lay-up in January 2018;

•
$0.9 million in expenses incurred in relation to the mobilization of the Gandria to Keppel in Singapore to commence generic work in readiness for her conversion into a FLNG, which is expected to commence after we issue a notice to proceed; and

•	$1.0 million in operating costs in relation to our ship management services provided to our fleet.

Voyage, charterhire and commission expenses: Voyage, charterhire and commission expenses largely relate to charterhire expenses, fuel costs associated with commercial waiting time and vessel positioning costs. While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. The increase in voyage, charterhire and commission expenses of $21.9 million to $63.8 million for the nine months ended September 30, 2018 compared to $41.8 million for the same period in 2017, is principally due to an increase of:

•
$32.5 million of voyage expenses that arose from the increased utilization of our vessels participating within the Cool Pool, for which we receive credit under the Cool Pool arrangement (further described in note 16(d) "Related Parties" of our consolidated financial statements included herein); and

•	$1.1 million due to the Golar Viking being taken out of lay-up.

This was partially offset by the $11.8 million decrease in charterhire expense relating to the charter back of the Golar Grand from Golar Partners, which concluded on November 1, 2017. As the charter back of the Golar Grand was completed in 2017, there was no comparable charterhire expense in 2018.

Administrative expenses: Administrative expenses increased by $11.8 million to $38.8 million for the nine months ended September 30, 2018 compared to $27.0 million for the same period in 2017, principally due to an increase in salaries and employee benefits (including share options expenses), mainly as a result of an increase in headcount.

Depreciation and amortization: Depreciation and amortization decreased by $10.7 million to $49.3 million for the nine months ended September 30, 2018 compared to $59.9 million for the same period in 2017, principally due to a decrease of:

•	$7.8 million in Golar Tundra depreciation as a result of a $9.7 million catch-up charge recognized upon the vessel ceasing to be classified as held-for-sale in March 2017; and

•	$3.1 million in the Gandria depreciation as she reached the end of her useful economic life at December 31, 2017, and accordingly, no further depreciation expense was recognized in 2018.

Other operating gains: This represents initial amounts recovered in connection with the ongoing arbitration proceedings arising from the delays and the termination of the Golar Tundra time charter with a former charterer.

Equity in net earnings (losses) of affiliates:

	Nine Months Ended September 30,
(in thousands of $)	2018	2017	Change	% Change
Equity in net earnings in Golar Partners	15,541	15,229	312	2%
Loss on deemed disposal of investments in Golar Partners	—	(16,992)	16,992	(100)%
Share of net (losses) earnings in other affiliates	(56)	404	(460)	(114)%
Equity in net earnings (losses) of affiliates	15,485	(1,359)	16,844	(1,239)%

The nine months ended September 30, 2017 included a deemed loss on disposal of $17.0 million as a result of a dilution in our holding in Golar Partners due to further issuances of common units by Golar Partners in February 2017. As of September 30, 2018, we held a 31.8% (2017: 31.5%) ownership interest in Golar Partners (including our 2% general partner interest) and 100% of the incentive distribution rights ("IDRs").

FLNG segment

	Nine Months Ended September 30,
(in thousands of $)	2018	2017	Change	% Change

Total operating revenues	73,101	—	73,101	100%
Vessel operating expenses	(15,621)	—	(15,621)	(100)%
Voyage, charter-hire and commission expenses	(1,965)	—	(1,965)	(100)%
Administrative expenses (1)	(52)	(214)	162	(76)%
Project development expenses (1)	(12,731)	(167)	(12,564)	7,523%
Depreciation and amortization	(16,142)	—	(16,142)	(100)%
Realized and unrealized gain on oil derivative instrument	200,088	—	200,088	100%
Other operating loss	(12,722)	—	(12,722)	100%
Operating gain (loss)	213,956	(381)	214,337	(56,256)%

Equity in net losses of affiliates	(2,047)	(5,281)	3,234	(61)%
(1) With effect from quarter ended June 30, 2018, we presented new line item, "Project development expenses", which includes costs associated with pursuing future contracts and developing our pipeline of activities that have not met our internal threshold for capitalization. Previously, these costs were presented within "Administrative expenses" along with our general overhead costs. This presentation change has been retrospectively adjusted in prior periods. See note 2 "Accounting Policies" of our consolidated financial statements included herein.

Total operating revenues: On May 31, 2018, the Hilli was accepted by the Customer and, accordingly, commenced operations. As a result, she generated $73.1 million total operating revenues in relation to her liquefaction services for the nine months ended September 30, 2018.

Vessel operating expenses: This represents the vessel operating expenses incurred by the Hilli subsequent to commencing her operations.

Project development expenses: This relates to non-capitalized project related expenses comprising of legal, professional and consultancy costs. The increase for the nine months ended September 30, 2018 was primarily as a result of increased engineering consultation fees in relation to the Greater Tortue / Ahmeyim Project.

Depreciation: Subsequent to the Customer's acceptance of the Hilli, we determined her to be operational and, therefore, depreciation commenced.

Realized and unrealized gain on oil derivative instrument: In 2018, we recognized $14.3 million and $185.8 million of realized (cash settled) and unrealized fair value gains, respectively, relating to the Hilli Liquefaction Tolling Agreement ("LTA") embedded derivative asset as a result of the increased price of Brent Crude during the quarter. The derivative asset was recognized upon the LTA becoming effective in December 2017. Please see note 1 "General" of our consolidated financial statements included herein.

Other operating loss: Subsequent to the decision to dissolve OneLNG, we have written off $12.7 million of the trading balance with OneLNG as we deem it to be no longer recoverable.

Equity in net losses of affiliates: Pursuant to the formation of OneLNG in July 2016, we equity account for our share of net losses in OneLNG. Given the difficulties in finalizing an attractive debt financing package along with other capital and resource priorities, in April 2018, Golar and Schlumberger decided to wind down OneLNG and work on FLNG projects as required on a case-by-case basis. As a result, activity levels have been substantially reduced for the nine months ended September 30, 2018.

Power segment

	Nine Months Ended September 30,
(in thousands of $)	2018	2017	Change	% Change

Equity in net losses of affiliates	(16,985)	(12,460)	(4,525)	36%

The share of net losses of Golar Power principally relates to the trading activity of the Golar Celsius and the Golar Penguin operating as LNG carriers within the Cool Pool and the results of operations from Golar Power's Brazilian subsidiaries. The main Brazilian activity relates to the CELSE project, which is not yet operational as the power plant is still under construction.

Other non-operating results

The following details our other consolidated results for the nine months ended September 30, 2018 and 2017:

	Nine Months Ended September 30,
(in thousands of $)	2018	2017	Change	% Change

Total other non-operating income	—	108	(108)	(100)%
Interest income	7,150	4,704	2,446	52%
Interest expense	(70,657)	(53,085)	(17,572)	33%
(Losses) gains on derivative instruments	(12,258)	580	(12,838)	(2,213)%
Other financial items, net	4,621	(4,075)	8,696	(213)%
Income taxes	(640)	(1,070)	430	(40)%
Net income attributable to non-controlling interests	(60,444)	(23,332)	(37,112)	159%

Interest income: Interest income increased by $2.4 million to $7.2 million for the nine months ended September 30, 2018 compared to $4.7 million for the same period in 2017. The increase was primarily due to the returns on our fixed deposits that had been made during the nine months ended September 30, 2018, and income derived from the lending capital of our lessor VIEs, that we are required to consolidate under U.S. GAAP.

Interest expense: Interest expense increased by $17.6 million to $70.7 million for the nine months ended September 30, 2018 compared to $53.1 million for the same period in 2017. In addition to an increase in LIBOR rates, this was principally due to an increase of:

•
$11.0 million in interest expense arising on the loan facilities of our consolidated lessor VIEs (refer to note 8 "Variable Interest Entities ("VIE")" of our consolidated financial statements included herein), in particular on the post-delivery sale and leaseback arrangement entered into during June 2018 (refer to note 13 "Debt" of our consolidated financial statements included herein);

•
$3.5 million in interest expense on the additional amounts drawn down on the Hilli pre-delivery facility, subsequent to September 30, 2017 (this facility was subsequently repaid in connection with entry into the post-delivery sale and leaseback arrangement during June 2018 - refer to note 13 "Debt" of our consolidated financial statements included herein);

•	$2.2 million in interest expense incurred on the deposits received from Golar Partners in relation to the Hilli disposal; and

•	$1.2 million in interest expense in relation to the $402.5 million convertible bond issued in February 2017, resulting in a full nine months of interest incurred in 2018.

This was partially offset by a decrease in capitalized interest on borrowing costs in relation to our investment in Golar Power and in respect of the Hilli FLNG conversion prior to acceptance of the vessel.

(Losses) gains on derivative instruments: (Losses) gains on derivative instruments decreased by $12.8 million to a loss of $12.3 million for the nine months ended September 30, 2018 compared to a loss of $0.6 million for the same period in 2017. The movement was primarily due to:

Net unrealized gains on interest rate swap agreements: As of September 30, 2018, we have an interest rate swap portfolio with a notional amount of $1.3 billion, none of which are designated as hedges for accounting purposes. Net unrealized gains on the interest rate swaps increased to a gain of $6.1 million for the nine months ended September 30, 2018 compared to a gain of $1.1 million for the same period in 2017. The increase was due to an improvement in the long-term swap rates for the nine months ended September 30, 2018.

Unrealized (losses) gains on total return swap (or equity swap): In December 2014, we established a three month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with DNB Bank ASA in connection with a share buyback scheme. The facility has been extended to December 2018. The equity swap derivatives mark-to-market adjustment resulted in a net loss of $10.8 million recognized in the nine months ended September 30, 2018 compared to a net loss of $3.8 million for the same period in 2017.

Unrealized mark-to-market losses on Earn-Out Units: This relates to the mark-to-market movement on the Earn-Out Units issuable in connection with the IDR reset transaction in October 2016, which we recognize as a derivative asset in our consolidated financial statements. The decrease in Golar Partners' quarterly distribution to $0.4042 per common unit on October 24, 2018 resulted in the contingent Earn-Out Units arising out of the IDR reset transaction in October 2016 not crystallizing and, accordingly, we recognized a mark-to-market loss of $7.4 million for the nine months ended September 30, 2018, effectively reducing the derivative asset to $nil at September 30, 2018, compared to a gain of $2.0 million for the nine months ended September 30, 2017. Refer to note 12 "Other Non-current Assets" of our consolidated financial statements included herein.

Other financial items, net: Other financial items, net increased by $8.7 million to a gain of $4.6 million for the nine months ended September 30, 2018 compared to a loss of $4.1 million for the same period in 2017. The increase was primarily due to an increase in realized gains on our interest rate swaps of $5.3 million for the nine months ended September 30, 2018 compared to a loss of $3.4 million for the same period in 2017. The increase was primarily due to an improvement in the long-term swap rates for the nine months ended September 30, 2018.

Net income attributable to non-controlling interests: The net income attributable to non-controlling interests comprises of (i) $29.0 million and $nil in relation to the non-controlling shareholders who hold interests in Hilli LLC and Hilli Corp (prior to the incorporation of Hilli LLC) for the nine months ended September 30, 2018 and 2017, respectively, and (ii) $31.4 million and $23.3 million in relation to the equity interests in our lessor VIEs for the nine months ended September 30, 2018 and 2017, respectively. We are party to sale and leaseback arrangements for eight vessels with these lessor VIEs. While we do not hold any equity investments in these lessor VIEs, we are the primary beneficiary. Accordingly, these lessor VIEs are consolidated into our financial results and thus the equity attributable to the financial institutions in their respective variable interest entities are included in non-controlling interests in our consolidated results.

Liquidity and Capital Resources

Our short-term liquidity requirements are primarily for the servicing of debt, working capital requirements, potential investments in our joint venture and conversion project related commitments due within the next 12 months. Vessel availability declined over the quarter and rates increased, briefly surpassing their 2017 winter highs. Activity then eased over the summer months before regaining its positive momentum in September as strong end-user demand and rising oil prices fed through to increasing LNG prices, vessel fixtures, and spot rates approaching $100,000 per day. The extent and the pace of the market recovery and the impact on the Company's results is unknown. Accordingly, we may require additional working capital for the continued operation of our vessels in the spot market (via the Cool Pool). The need for additional working capital is dependent upon the employment of the vessels participating within the Cool Pool and fuel costs incurred during idle time. We remain responsible for manning and technical management of our vessels within the Cool Pool. We estimate that total forecast vessel operating expenses relating to our eight vessels within the Cool Pool (excluding the two vessels that form part of the Golar Power fleet) for the next 12 months will be $40.2 million, based on our historical average operating costs.

As of September 30, 2018, we had cash and cash equivalents (including restricted cash and short-term deposits) of $764.2 million, of which $457.8 million is restricted cash. Included within restricted cash is $175.5 million in respect of the issuance of the letter of credit by a financial institution to our project partner involved in the Hilli FLNG project, an aggregate of $69.4 million cash collateral relating to requirements under our total return equity swap, and the balance which mainly relates to the cash belonging to our lessor VIEs that we are required to consolidate under U.S. GAAP.

Since September 30, 2018, significant transactions impacting our cash flows include:

Receipts:

•
receipt of $9.2 million in November 2018, in respect of cash distributions for the quarter ended September 30, 2018, from Golar Partners in relation to our interests in its common and general partner units held at the relevant record date; albeit $1.6 million will be used to satisfy interest repayments on the margin loan facility as a result of 21,226,586 of Golar Partners common units held by us being pledged as security for the obligations under the facility; and

•	receipt of $14.0 million in connection with the ongoing arbitration proceedings arising from the delays and the termination of the Golar Tundra time charter with a former charterer.

Payments:

•	payment of a $12.7 million cash distribution to our shareholders in October 2018, in respect of the quarter ended June 30, 2018;

•	payment of a $24.8 million investment in small-scale LNG services provider Avenir; and

•	payment of scheduled loan and interest repayments and Hilli capital expenditure.

A pre-condition of the Golar Tundra lease financing with CMBL of $125.9 million (refer to note 8 "Variable Interest Entities" of our consolidated financial statements included herein), which is secured on the vessel, is for the FSRU to be employed under an effective charter. Under the terms of our sale and lease back facility for the Golar Tundra, by virtue of our prior termination of the WAGL charter, we are required to find a replacement charter by June 30, 2019 or we could be required to refinance the FSRU. A similar pre-condition also applies to the Golar Seal lease financing with CCBFL of $143.8 million (refer to note 8 "Variable Interest Entities" of our consolidated financial statements included herein), which is secured on the vessel, whereby the vessel is to be employed under an effective charter by December 31, 2018 or we could be required to refinance the LNG carrier. Accordingly, to address our anticipated working capital requirements over the next 12 months, in the event we are unable to secure a charter for the Golar Tundra or the Golar Seal, we are currently exploring our refinancing options, which may include seeking further extensions by the lenders of their deadlines for satisfaction of such. While we believe we will be able to obtain the necessary funds from these refinancings, we cannot be certain that the proposed new credit facilities will be executed in time or at all. However, we have a track record of successfully financing and refinancing our vessels, even in the absence of term charter coverage. In addition to vessel refinancings, if market and economic conditions are favorable, we may also consider further issuances of corporate debt or equity to increase liquidity.

Our medium and long-term liquidity requirements are primarily for funding the investments for our conversion projects including potential investments into our joint venture, and repayment of long-term debt balances. Sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing financing arrangements, public and private debt or equity offerings, and potential sales of our interests in our vessel owning subsidiaries operating under long-term charters (including additional sales of interests in Hilli LLC).

With respect to the Greater Tortue / Ahmeyim Project with BP for a FLNG vessel, pursuant to the exchange of the HoT in April 2018, we commenced FEED work to be ready for a vessel conversion for a future expected notice to proceed from BP. The vessel conversion is contingent on a positive FID being taken for the project by the project partners, which is expected by the end of 2018. In the event of FID, we have commenced preliminary financing discussions in relation to funding our potential future conversion commitments.

Borrowing activities

During the nine months ended September 30, 2018, we did not enter into any new debt facilities.

During June 2018, we repaid $640.0 million on the pre-delivery credit facility and drew down $960.0 million on the post-acceptance sale and leaseback financing in relation to the FLNG Hilli facility.

During June 2018, the pre-condition of the Golar Tundra lease financing with CMBL for the FSRU to be employed under an effective charter by June 30, 2018 was extended to June 30, 2019.

During July 2018, amendments to the existing margin loan facility, secured by units in Golar Partners, were completed. Although most of the existing terms remain substantially unchanged, the facility will no longer amortize. Subject to the satisfaction of certain covenants, no further principal repayments will be required ahead of maturity in March 2020.

Security, debt and lease restrictions
Certain of our financing agreements are collateralized by ship mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. The existing financing agreements impose operating and financing restrictions which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of the relevant lenders. In addition, lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the financing agreements. Many of our debt agreements contain certain covenants, which require compliance with certain financial ratios. Such ratios include maintaining positive working capital ratio, tangible net worth covenant and minimum free cash restrictions. With regards to cash restrictions, Golar has covenanted to retain at least $50 million of cash and cash equivalents on a consolidated group basis. In addition, as of September 30, 2018, there are cross default provisions in certain of our and Golar Partners' and Golar Power's loan and lease agreements.

Cash Flow

	Nine Months Ended September 30,
(in thousands of $)	2018	2017 (1)	Change	% Change
Net cash provided by (used in) operating activities	61,270	(54,490)	115,760	(212)%
Net cash used in investing activities	(161,926)	(178,840)	16,914	(9)%
Net cash provided by financing activities	252,142	332,177	(80,035)	(24)%
Net increase in cash, cash equivalents and restricted cash	151,486	98,847	52,639	53%
Cash, cash equivalents and restricted cash at beginning of period	612,677	640,218	(27,541)	(4)%
Cash, cash equivalents and restricted cash at end of period	764,163	739,065	25,098	3%
(1) Following the adoption of the amendments to ASC 230, the statement of cash flows presents the change in the period in total cash, cash equivalents and restricted cash. These amendments have been applied retrospectively for the nine months ended September 30, 2017.

Net cash provided by operating activities was $61.3 million for the nine months ended September 30, 2018, compared to $54.5 million used in operating activities for the same period in 2017, representing an improvement of $115.8 million. The increase in cash provided by operating activities in 2018 was primarily due to (i) higher contributions recognized from our participation in the Cool Pool, as a result of improved utilization and daily hire rates, from the Cool Pool vessels, (ii) no charterhire payments in 2018, as a result of the expiry of the charter-back arrangement of the Golar Grand from Golar Partners in November 2017, (iii) $36.0 million in cash receipts in connection with arbitration proceedings with a former charterer of the Golar Tundra, and (iv) the improvement on the general timing of working capital.

Net cash used in investing activities of $161.9 million for the nine months ended September 30, 2018 arose mainly due to:

•	the addition of $116.7 million to asset under development relating to payments made in respect of the conversion of the Hilli into a FLNG; and

•	additions of $66.0 million to investments in affiliates, which relates principally to capital contributions made to Golar Power.

This was partially offset by dividends received from Golar Partners. Following the adoption of amendments in ASC 230, in January 2018, we have adopted the cumulative earnings approach in relation to the classification of dividends received from our equity method investees in our statements of cash flows. Accordingly, although $39.6 million in dividends was received from Golar Partners in 2018, which is comparable to that which was received in the same period in 2017, of this, $23.8 million has been classified in investing activities with the balance in operating activities.

Net cash used in investing activities of $178.8 million for the nine months ended September 30, 2017 arose mainly due to:

•	the addition of $169.5 million to asset under development relating to payments made in respect of the conversion of the Hilli into a FLNG; and

•	additions of $91.5 million to investments in affiliates, which relates principally to capital contributions made to Golar Power.

This was partially offset by a deposit received of $70.0 million from Golar Partners in respect of the Hilli Sale Agreement in August 2017 and dividends received from Golar Partners. Following the adoption of amendments in ASC 230, in January 2018, we have adopted the cumulative earnings approach in relation to the classification of dividends received from our equity method investees in our statements of cash flows. Accordingly, although $38.5 million in dividends was received from Golar Partners in 2017, which is comparable to that which was received in the same period in 2016, of this, $13.4 million has been classified in investing activities with the balance in operating activities.

Net cash provided by financing activities is principally generated from funds from new debt, debt refinancings, debt repayments and cash dividends. Net cash provided by financing activities was $252.1 million for the nine months ended September 30, 2018 and arose primarily due to total proceeds of $1.2 billion from our debt facilities, including:

•	$115.0 million further drawdown on the pre-delivery financing in relation to the conversion of the Hilli into a FLNG;

•	$960.0 million drawdown on the post-acceptance Hilli sale and leaseback financing in relation to the Hilli Facility; and

•
$101.0 million of debt proceeds drawn down by the lessor VIE, which owns the Golar Crystal, upon refinancing of its debt into a long-term loan facility. See note 8 "Variable Interest Entities" of our consolidated financial statements included herein.

This was partially offset by:

•
loan repayments of $936.9 million, which includes (i) the repayment of $640.0 million on the pre-delivery financing in relation to the conversion of the Hilli into a FLNG, (ii) payment of $105.0 million in connection with the refinancing of the Golar Crystal facility mentioned above and (iii) payments of $72.7 million in connection with the Golar Tundra lease financing arrangement; and

•	payment of dividends of $27.1 million.

Net cash provided by financing activities for the nine months ended September 30, 2017 of $332.2 million arose primarily due to total proceeds of $778.4 million from our debt facilities, including:

•	$125.0 million further drawdown on the pre-delivery financing in relation to the conversion of the Hilli into a FLNG;

•	$112.0 million of debt proceeds in connection with our refinancing of the Golar Crystal debt facility;

•	$150.0 million of debt proceeds from the Margin Loan Facility entered into in March 2017; and

•	$391.4 million of debt proceeds from the new convertible bond which closed in February 2017.

This was partially offset by:

•
loan repayments of $398.3 million, which includes the settlement of the balance outstanding on the refinanced Golar Crystal facility of $101.3 million in March 2017 as well as the buyback of the old convertible bond, which matured in March 2017, amounting to $219.7 million;

•	payment of $31.2 million for capped call transactions entered into in conjunction with the issuance of the new convertible bond mentioned above; and

•	payment of dividends of $15.4 million.

Critical Accounting Policies

The preparation of our condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

For a description of our other material accounting policies that involve a higher degree of judgment, please refer to note 2 "Basis of Preparation and Significant Accounting Policies" to our consolidated financial statements filed with our annual report on Form 20-F for the year ended December 31, 2017, for additional details.

Non-GAAP Measures

Average Daily Time Charter Equivalent

The average TCE rate of our fleet is a measure of the average daily revenue performance of a vessel. TCE is calculated only in relation to our vessel operations. For time charters, TCE is calculated by dividing total operating revenues (including revenue from the Cool Pool, but excluding vessel and other management fees and liquefaction services revenue), less any voyage expenses, by the number of calendar days minus days for scheduled off-hire. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in an entity's performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We include average daily TCE, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. Our calculation of TCE may not be comparable to that reported by other entities. Refer to our most recent quarterly earnings release on our investor relations section on our website (www.golar.com) for a reconciliation to the most directly comparable financial measure under U.S. GAAP. Our calculation of TCE may not be comparable to that reported by other entities. The following table reconciles our total operating revenues to average daily TCE:

	Nine Months Ended September 30,
(in thousands of $ except number of days and average daily TCE)	2018	2017
Total operating revenues	248,665	85,950
Less: Liquefaction services revenue	(73,101)	—
Less: Vessel and other management fees	(15,968)	(16,930)
Time and voyage charter revenues (1)	159,596	69,020
Voyage and commission expenses (1)(3)	(63,776)	(30,368)
	95,820	38,652
Calendar days less scheduled off-hire days (2)	2,975	2,900
Average daily TCE (to the closest $100)	32,200	13,300
(1) This includes revenue and voyage expenses from the collaborative arrangement in respect of the Cool Pool amounting to $36.2 million and $50.4 million and $17.0 million and $21.2 million, respectively, for the nine months ended September 30, 2018 and 2017.
(2) This excludes days when vessels are in cold lay-up, undergoing dry dock or undergoing conversion.
(3) "Voyage and commission expenses" is derived from the caption "Voyage, charterhire and commission expenses" and "Voyage, charterhire and commission expenses - collaborative arrangement" less (i) charterhire expenses (net of the effect of the related guarantee obligation) of $11.8 million for the nine months ended September 30, 2017 (2018: $nil), which arose on the charter-back of the Golar Grand from Golar Partners (see note 16 "Related Parties" of our consolidated financial statements included herein), and less (ii) voyage and commission expenses in relation to the Hilli of $2.0 million and $nil for the nine months ended September 30, 2018 and 2017, respectively.

Risk Factors

You should carefully consider the risk factors discussed in Part I, Item 3. Key Information - Risk Factors in our annual report for the year ended December 31, 2017 filed with the Securities and Exchange Commission ("SEC") on April 16, 2018 as well as other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the SEC, which could materially affect our business, financial condition or results of operations.

13

GOLAR LNG LIMITED
INDEX TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(in thousands of $, except per share data)		Nine Months Ended September 30,
	Notes	2018	2017
Time and voyage charter revenues		123,414	52,004
Time charter revenues - collaborative arrangement	16	36,182	17,016
Liquefaction services revenue	5	73,101	—
Vessel and other management fees	5	15,968	16,930
Total operating revenues	4, 16	248,665	85,950

Vessel operating expenses		67,761	38,870
Voyage, charterhire and commission expenses	16	15,307	20,637
Voyage, charterhire and commission expenses - collaborative arrangement	16	50,434	21,191
Administrative expenses	2	38,867	27,188
Project development expenses	2	16,964	6,383
Depreciation and amortization		65,394	59,937
Total operating expenses		254,727	174,206

Other operating income
Realized and unrealized gain on oil derivative instrument	1, 2	200,088	—
Other operating gains and losses (1)		23,278	—
Total other operating income		223,366	—

Operating income (loss)		217,304	(88,256)

Other non-operating income
Other		—	108
Total other non-operating income		—	108

Financial income (expense)
Interest income		7,150	4,704
Interest expense	16	(70,657)	(53,085)
(Losses) gains on derivative instruments	2, 7	(12,258)	580
Other financial items, net	7	4,621	(4,075)
Net financial expense		(71,144)	(51,876)

Income (loss) before income taxes, equity in net earnings (losses) of affiliates and non-controlling interests		146,160	(140,024)
Income taxes		(640)	(1,070)
Equity in net earnings (losses) of affiliates	11	(3,547)	(19,100)

Net income (loss)		141,973	(160,194)
Net income attributable to non-controlling interests		(60,444)	(23,332)
Net income (loss) attributable to Golar LNG Limited		81,529	(183,526)
Basic and dilutive earnings (loss) per share ($)	6	0.81	(1.82)

Cash dividends declared and paid per share ($)		$0.23	$0.15
(1) This represents initial amounts of $36.0 million recovered in connection with the ongoing arbitration proceedings arising from the delays and the termination of the Golar Tundra time charter with a former charterer, partially offset by a write off of $12.7 million of the trading balance with OneLNG, subsequent to the decision to dissolve OneLNG, as we deem it to be no longer recoverable (see note 16).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of $)		Nine Months Ended September 30,
	Notes	2018	2017

Net income (loss)		141,973	(160,194)

Other comprehensive (loss) income:
Net (loss) gain on qualifying cash flow hedging instruments		(5,038)	1,621
Net loss on foreign currency translation		(22,830)	—
Other comprehensive (loss) income	14	(27,868)	1,621
Comprehensive income (loss)		114,105	(158,573)

Comprehensive income (loss) attributable to:

Stockholders of Golar LNG Limited		53,661	(181,905)
Non-controlling interests		60,444	23,332
Comprehensive income (loss)		114,105	(158,573)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
CONSOLIDATED BALANCE SHEETS

		2018	2017
(in thousands of $)	Notes	Sep-30	Dec-31
		Unaudited	Audited
ASSETS
Current
Cash and cash equivalents	9	306,387	214,862
Restricted cash and short-term deposits	9	302,456	222,265
Trade accounts receivable (1)		37,474	14,980
Inventories		5,998	7,408
Other current assets		15,982	6,047
Amounts due from related parties	16	18,109	7,898
Total current assets		686,406	473,460
Non-current
Restricted cash	9	155,320	175,550
Investments in affiliates	11	702,222	703,225
Asset under development	10	—	1,177,489
Vessels and equipment, net	10	3,315,960	2,077,059
Other non-current assets	12	327,176	157,504
Total assets		5,187,084	4,764,287

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Current portion of long-term debt and short-term debt	13	830,911	1,384,933
Trade accounts payable		7,573	70,430
Accrued expenses		157,970	105,895
Other current liabilities (2)		96,545	62,282
Amounts due to related parties	16	6,571	8,734
Total current liabilities		1,099,570	1,632,274
Non-current
Long-term debt	13	1,788,669	1,025,914
Amounts due to related parties	16	—	177,247
Other non-current liabilities		152,449	132,548
Total liabilities		3,040,688	2,967,983

Equity
Stockholders' equity		2,063,226	1,715,316
Non-controlling interests		83,170	80,988

Total liabilities and stockholders' equity		5,187,084	4,764,287
(1) This includes amounts arising from transactions with related parties (see note 16).
(2) This includes the total return equity swap liability (see note 15).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED UNAUDITED CONSOLIDATED STATEMENTS OF CASHFLOWS

		2018	2017
(in thousands of $)	Notes	Jan-Sep(2)	Jan-Sep(2)

OPERATING ACTIVITIES
Net income (loss)		141,973	(160,194)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization		65,394	59,937
Amortization of deferred charges and debt guarantees		6,750	(2,306)
Equity in net earnings (losses) of affiliates		3,547	19,100
Dividends received (1)		15,837	25,079
Compensation cost related to share options		9,113	6,196
Net foreign exchange loss		973	2,034
Change in fair value of derivative instruments	2	12,258	(580)
Change in fair value of oil derivative instrument		(186,611)	—
Change in assets and liabilities:
Trade accounts receivable		(22,494)	(1,191)
Inventories		1,410	(2,313)
Other current and non-current assets	2	3,482	(2,596)
Amounts due to related companies		(13,050)	(32,706)
Trade accounts payable		(26,092)	(2,376)
Accrued expenses		9,681	21,030
Other current and non-current liabilities	2	39,099	16,396
Net cash provided by (used in) operating activities		61,270	(54,490)

INVESTING ACTIVITIES
Additions to vessels and equipment		(2,999)	(1,233)
Additions to asset under development		(116,715)	(169,542)
Additions to investments in affiliates		(65,972)	(91,499)
Dividends received (1)		23,760	13,434
Proceeds from disposals to Golar Partners	14	—	70,000
Net cash used in investing activities		(161,926)	(178,840)

FINANCING ACTIVITIES
Proceeds from short-term and long-term debt		1,177,748	778,432
Repayments of short-term and long-term debt		(936,896)	(398,316)
Payment for capped call in connection with bond issuance		—	(31,194)
Cash effect of consolidating Hilli Lessor VIE (3)		36,532	—
Cash dividends paid		(27,085)	(15,384)
Proceeds from exercise of share options		2,597	203
Financing costs paid		(754)	(1,564)
Net cash provided by financing activities		252,142	332,177
Net increase in cash, cash equivalents and restricted cash (2)		151,486	98,847
Cash, cash equivalents and restricted cash at beginning of period (2)	9	612,677	640,218
Cash, cash equivalents and restricted cash at end of period (2)	9	764,163	739,065

(1) Following the adoption of the amendments to ASC 230, we have made an accounting policy election to classify distributions received from equity method investees using the "cumulative earnings approach" and, as a result, certain of the dividends received have been retrospectively reclassified, where required, as cash inflows from investing activities for the nine months ended September 30, 2017.
(2) Following the adoption of the amendments to ASC 230, the statement of cash flows presents the change in the period in total cash, cash equivalents and restricted cash. These amendments have been applied retrospectively for the nine months ended September 30, 2017.
(3) This relates to the cash reserves held by the Hilli Lessor VIE as of the date that we determined ourselves to be its primary beneficiary and thus required to consolidate the VIE. See note 8.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive (Loss) Income	Accumulated Retained Earnings (Losses)	Total before Non- controlling Interest	Non-controlling Interest	Total Equity
Balance at December 31, 2016	101,081	(20,483)	1,488,556	200,000	(9,542)	103,650	1,863,262	46,564	1,909,826

Net loss	—	—	—	—	—	(183,526)	(183,526)	23,332	(160,194)
Dividends	—	—	—	—	—	(14,635)	(14,635)	—	(14,635)
Exercise of share options	27	—	177	—	—	—	204	—	204
Grant of share options	—	—	7,866	—	—	—	7,866	—	7,866
Forfeiture of share options	—	—	(120)	—	—	—	(120)	—	(120)
Other comprehensive income (see note 14)	—	—	—	—	1,621	—	1,621	—	1,621
Issuance of convertible bonds	—	—	39,861	—	—	—	39,861	—	39,861

Balance at September 30, 2017	101,108	(20,483)	1,536,340	200,000	(7,921)	(94,511)	1,714,533	69,896	1,784,429

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Losses	Total before Non- controlling Interest	Non-Controlling Interest	Total Equity
Balance at December 31, 2017	101,119	(20,483)	1,538,191	200,000	(7,769)	(95,742)	1,715,316	80,988	1,796,304

Net income	—	—	—	—	—	81,529	81,529	60,444	141,973
Dividends	—	—	—	—	—	(22,350)	(22,350)	(15,608)	(37,958)
Exercise of share options	180	—	2,417	—	—	—	2,597	—	2,597
Grant of share options	—	—	11,159	—	—	(133)	11,026	—	11,026
Forfeiture of share options	—	—	(1,492)	—	—	—	(1,492)	—	(1,492)
Effect of consolidating Hilli Lessor VIE (2)	—	—	—	—	—	—	—	28,703	28,703
Sale of equity interest in common units (3)	—	—	304,468	—	—	—	304,468	(126,491)	177,977
Conversion of debt to equity (see note 13)	—	—	—	—	—	—	—	55,134	55,134
Other comprehensive loss (see note 14)	—	—	—	—	(27,868)	—	(27,868)	—	(27,868)

Balance at September 30, 2018	101,299	(20,483)	1,854,743	200,000	(35,637)	(36,696)	2,063,226	83,170	2,146,396
(1) Contributed Surplus is capital that can be returned to stockholders without the need to reduce share capital, thereby giving Golar greater flexibility when it comes to declaring dividends.
(2) This relates to the reserves held by the Hilli Lessor VIE as of the date that we determined ourselves to be its primary beneficiary and thus required to consolidate the VIE. See note 8.
(3) In the current quarter, we completed the dropdown of 50% of the Hilli Common Units in Golar Hilli LLC to Golar Partners. As we retain control of the entity, the dropdown is accounted for as a partial disposal within equity. See note 1.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.    GENERAL

Golar LNG Limited (the "Company" or "Golar") was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas ("LNG") shipping interests of Osprey Maritime Limited, which was owned by World Shipholding Limited.

As of September 30, 2018, our fleet comprises of 12 LNG carriers, one Floating Storage Regasification Unit (''FSRU'') and one Floating Liquefaction Natural Gas vessel ("FLNG"). We also operate, under management agreements, Golar LNG Partners LP's ("Golar Partners" or the "Partnership") fleet of 10 vessels and Golar Power Limited's ("Golar Power") fleet of three vessels. Collectively with Golar Partners and Golar Power, our combined fleet is comprised of 18 LNG carriers, eight FSRUs and one FLNG.

As used herein and unless otherwise required by the context, the terms "Golar", the "Company", "we", "our" and words of similar import refer to Golar or anyone or more of its consolidated subsidiaries, or to all such entities.

FLNG Hilli

The Hilli Episeyo (the "Hilli") is in full commercial operation under the Liquefaction Tolling Agreement ("LTA") with Perenco Cameroon S.A. ("Perenco") and Société Nationale des Hydrocarbures ("SNH").

The LTA with Perenco and SNH (together, the "Customer"), was executed on November 29, 2017 and considered legally effective on December 19, 2017 when all conditions precedent were met.

Following the effectiveness of the LTA, a derivative asset of $79.6 million was initially recognized, representing the fair value of the estimated discounted cash flows of payments due to us as a result of the Brent Crude price moving above the contractual floor of $60.00 per barrel over the contract term. The derivative asset is subsequently remeasured to fair value at each balance sheet date. The fair value as of September 30, 2018 and December 31, 2017 was $280.5 million and $94.7 million, respectively (see note 15). This resulted in the recognition of an unrealized gain of $185.8 million and $nil for the nine months ended September 30, 2018 and 2017, respectively, presented under "Other operating income" under the line item "Realized and unrealized gain on oil derivative instrument" in our consolidated statements of income (see note 2). The corresponding liability relating to the initial fair value of the oil derivative instrument ("Day 1 gain") of $79.6 million was deferred and is being released to earnings on a straight-line basis over the term of the LTA, presented under the line item "Liquefaction services revenue" in the consolidated statements of income (see note 5).

Hilli Disposal

On July 12, 2018 (the "Closing Date"), we and affiliates of Keppel Shipyard Limited ("Keppel") and Black & Veatch Corporation ("B&V") (together, the "Sellers"), completed the sale ("Hilli Disposal") to Golar Partners of common units in our consolidated subsidiary Golar Hilli LLC ("Hilli LLC") (the "Hilli Common Units"), which owns Golar Hilli Corp. ("Hilli Corp"), the disponent owner of the Hilli. The selling price for the Hilli Disposal was $658 million, less 50% of our net lease obligations under the Hilli Facility (see note 13) on the Closing Date and working capital adjustments. On August 15, 2017, concurrently with our entry into the purchase and sale agreement for the Hilli Disposal (the "Hilli Sale Agreement"), we received a deposit from Golar Partners, which, together with accrued interest, equaled $71.9 million on the Closing Date (the "Hilli deposit"), combined with Golar Partners’ payment for its exercise of the Tundra Put Right, which, together with accrued interest, equaled $110.1 million on the Closing Date (the "Deferred Purchase Price"). We applied the Hilli Deposit, the Deferred Purchase Price and interest accrued thereon as payment for the Hilli Disposal.

We entered into the Amended and Restated Limited Liability Company Agreement of Hilli LLC (the "LLC Agreement") on July 12, 2018. The ownership interests in Hilli LLC are represented by three classes of units, the Hilli Common Units, the Series A Special Units and the Series B Special Units. After the Hilli Disposal, we own:

•	44.6% of the Hilli Common Units, with the remaining Hilli Common Units owned by Golar Partners, Keppel and B&V (50.0%, 5.0% and 0.4%, respectively);

•	89.1% of the Series A Special Units, with the remaining Series A Special Units owned by Keppel and B&V (10.0% and 0.9%, respectively); and

•	89.1% of the Series B Special Units, with the remaining Series B Special Units owned by Keppel and B&V (10.0% and 0.9%, respectively).

We are the managing member of Hilli LLC and are responsible for all operational, management and administrative decisions relating to Hilli LLC’s business and, as a result, we continue to consolidate both Hilli LLC and Hilli Corp. All three classes of ownership interests in Hilli LLC have certain participating and protective rights. We reflect Keppel and B&V’s ownership in Hilli LLC’s Series A Special Units and Series B Special Units as non-controlling interests in our financial statements.

The LLC Agreement provides that within 60 days after the end of each quarter (commencing with the quarter ending September 30, 2018), we, in our capacity as the managing member of Hilli LLC, shall determine the amount of Hilli LLC’s available cash and appropriate reserves (including cash reserves for future maintenance capital expenditures, working capital and other matters), and Hilli LLC shall make a distribution to the unitholders of Hilli LLC (the "Hilli Unitholders") of the available cash, subject to such reserves. Hilli LLC shall make distributions to the Hilli Unitholders when, as and if declared by us; provided, however, that no distributions may be made on the Hilli Common Units on any distribution date unless Series A Distributions (defined below) and Series B Distributions (defined below) for the most recently ended quarter and any accumulated Series A Distributions and Series B Distributions in arrears for any past quarter have been or contemporaneously are being paid or provided for.

Series A Special Units:
The Series A Special Units rank senior to the Hilli Common Units and on par with the Series B Special Units. Upon termination of the LTA, Hilli LLC has a right to redeem the Series A Special Units from legally available funds at a redemption price of $1 plus any unpaid distributions. There are no conversion features on the Series A Special Units. "Series A Distributions" reflect all incremental cash receipts by Hilli Corp during such quarter when Brent Crude prices rise above $60 per barrel with contractually defined adjustments.

Series B Special Units:
The Series B Special Units rank senior to the Hilli Common Units and on par with the Series A Special Units. There are no conversion or redemption features on the Series B Special Units. Incremental returns generated from future vessel expansion capacity (currently uncontracted and excluding the exercise of additional capacity under the existing LTA) include cash receipts and contractually defined adjustments. Of such vessel expansion capacity distributions ("Series B Distributions"):

•	holders of Series B Special Units are entitled to 95% of these distributions, and

•	holders of Hilli Common Units are entitled to 5% of these distributions.

Hilli Common Units:
Distributions attributable to Hilli Common Unitholders are not declared until any accumulated Series A Special Units and Series B Special Units distributions have been paid. As discussed above, Hilli Common Unitholders are entitled to receive a pro rata share of 5% of the vessel expansion capacity distributions.

Impact of partial disposal:
Hilli LLC is an entity where the economic results are allocated based on the LLC Agreement rather than relative ownership percentages. This is due to the different classes of equity within the Hilli LLC entity, as discussed above (Hilli Common Units, Series A Special Units, Series B Special Units). As the LLC Agreement is a substantive contractual arrangement that specifies the allocation of cash proceeds, management has allocated the results of the Hilli LLC entity based on this.

The main assumption made in the above exercise was to make certain assumptions about the allocation of non-cash components. Specifically, the unrealized mark-to-market movement in the oil derivative instrument is allocated to the Series A Special Unit holders only as they are the only unit holders who benefit from the oil-linked revenues, and the cost of the Hilli asset is allocated between the Hilli Common Unit holders and the Series B Special Unit holders. This split follows the allocation of cash revenues associated with the capacity of the asset to the Hilli Common Unit holders and the Series B Special Unit holders and also the rights that such holders have in the event of Hilli LLC being liquidated, or in the event that there is an insurance payout related to the Hilli asset.

Going concern

The condensed consolidated financial statements have been prepared on a going concern basis.

A pre-condition of the Golar Tundra lease financing with CMBL of $125.9 million (refer to note 8), which is secured on the vessel, is for the FSRU to be employed under an effective charter. Under the terms of our sale and lease back facility for the Golar Tundra, by virtue of our prior termination of the WAGL charter, we are required to find a replacement charter by June 30, 2019, or we could be required to refinance the FSRU. A similar pre-condition also applies to the Golar Seal lease financing with CCBFL of $143.8 million (refer to note 8), which is secured on the vessel, whereby the vessel is to be employed under an effective charter by December 31, 2018, or we could be required to refinance the LNG carrier. Accordingly, to address our anticipated working capital requirements over the next 12 months, in the event we are unable to secure a charter for the Golar Tundra or the Golar Seal, we are currently exploring our refinancing options, which may include seeking further extensions by the lenders of their deadlines for satisfaction of such. While we believe we will be able to obtain the necessary funds from these refinancings, we cannot be certain that the proposed new credit facilities will be executed in time or at all. However, we have a track record of successfully financing and refinancing our vessels, even in the absence of term charter coverage. In addition to vessel refinancings, if market and economic conditions are favorable, we may also consider further issuances of corporate debt or equity to increase liquidity.

Our medium and long-term liquidity requirements are primarily for funding the investments for our conversion projects including potential investments into our joint venture, and repayment of long-term debt balances. Sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing financing arrangements, public and private debt or equity offerings, and potential sales of our interests in our vessel owning subsidiaries operating under long-term charters (including additional sales of interests in Hilli LLC).

With respect to the Greater Tortue / Ahmeyim Project with BP for a FLNG vessel, pursuant to the exchange of the Heads of Terms in April 2018, we commenced FEED work to be ready for a vessel conversion for a future expected notice to proceed from BP. The vessel conversion is contingent on a positive Final Investment Decision ("FID") being taken for the project by the project partners, which is expected by the end of 2018. In the event of a positive FID, we have commenced financing discussions in relation to funding our potential future conversion commitments.

2.    ACCOUNTING POLICIES

Basis of accounting

The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with our annual financial statements for the year ended December 31, 2017.

Significant accounting policies

The accounting policies adopted in the preparation of the condensed consolidated financial statements for the nine months ended September 30, 2018 are consistent with those followed in the preparation of our audited consolidated financial statements for the year ended December 31, 2017, except for the following significant changes to our accounting policy "Revenue and related expense recognition" as a result of adopting the requirements of ASU 2014-09 "Revenue from Contracts with Customers (Topic 606)" (hereafter, ASC 606), for further changes, see note 3, updates to our "Principles of consolidation" accounting policy for changes to ownership interests, and as a result of a change in presentation of expenses in the statements of income in quarter ended September 30, 2018.

Principles of consolidation

Changes in our ownership interest while we retain a controlling financial interest in a subsidiary are accounted for as equity transactions. The carrying amount of the non-controlling interest is adjusted to reflect our changed ownership interest, with any difference between the fair value of consideration and the amount of the adjusted non-controlling interest being recognized in equity.

Revenue and related expense recognition

Time charter agreements

Revenues include minimum lease payments under time charters and gross pool revenues. Revenues generated from time charters, which we classify as operating leases, are recorded over the term of the charter as service is provided. However, we do not recognize revenue if a charter has not been contractually committed to by a customer and ourselves, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Repositioning fees (included in time and voyage charter revenues) received in respect of time charters are recognized at the end of the charter when the fee becomes fixed and determinable. However, where there is a fixed amount specified in the charter, which is not dependent upon redelivery location, the fee will be recognized evenly over the term of the charter.

Under time charters, voyage expenses are generally paid by our customers. Voyage related expenses, principally fuel, may also be incurred when positioning or repositioning the vessel before or after the period of time charter and during periods when the vessel is not under charter or is offhire, for example when the vessel is undergoing repairs. These expenses are recognized as incurred.

Vessel operating expenses, which are recognized when incurred, include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and third party management fees. Bunkers consumption represents mainly bunkers consumed during unemployment and off-hire.

Liquefaction services revenue

Liquefaction services revenue is generated from a LTA entered into with our customer. Our provision of liquefaction services capacity includes the receipt of the customer’s gas, treatment and temporary storage on board our FLNG, and delivery of LNG to waiting carriers.

The liquefaction services capacity provided to our customer is considered a single performance obligation recognized evenly over time as our services are rendered. We consider our services a series of distinct services that are substantially the same and have the same pattern of transfer to our customer.

Contractual payment terms for liquefaction services is monthly in arrears, after services have been provided, generally resulting in the recognition of contract assets. Contract assets are regularly assessed for impairment. Contract liabilities arise when the customer makes payments in advance of receiving services. The term between when invoicing and when payment is due is not significant.

We recognize revenue when obligations under the terms of our contract are satisfied. We have applied the practical expedient to recognize liquefaction services revenue in proportion to the amount we have the right to invoice.

Management fees

Management fees are generated from commercial and technical vessel-related services and corporate and administrative services. Commercial and technical vessel-related services include vessel maintenance, providing vessel crew, making arrangements for vessel insurance, bunkering, provisions and stores, invoicing and collecting vessel hire. Corporate and administrative services include corporate services, group accounting, treasury, legal, tax, consultancy and other administrative services.

These services are provided to our customers Golar Partners, Golar Power and OneLNG. Our contracts generally have an initial contract term of one year or less, after which the arrangement continues with a short notice period to end the contract, ranging from 30 days to 180 days. Our management services provided are considered a single performance obligation recognized evenly over time as our services are rendered. We consider our services a series of distinct services that are substantially the same and have the same pattern of transfer to the customer.

Contractual payment terms for management fees generally allow for billing and payment in advance of services being provided. However, contract liabilities did not arise because there was no billing in recognition for services rendered in future periods at the reporting date. Contract assets arise when we render management services in advance of receiving payment from our customers. Contract assets are regularly assessed for impairment.

The transaction price is generally considered variable consideration given the key driver of consideration is actual costs incurred in a given period, which varies each period according to activity levels. The entire amount of the transaction price is allocated to the single performance obligation identified.

We recognize revenue when obligations under the terms of our contracts with our customers are satisfied. We have applied the practical expedient to recognize management fee revenue in proportion to the amount we have the right to invoice.

Cool Pool

Pool revenues and expenses under the Cool Pool arrangement have been accounted for in accordance with the guidance for collaborative arrangements.

In relation to our vessels participating within the pool, voyage expenses and commissions from collaborative arrangements include an allocation of our net results from the pool to the other participants. Each participants' share of the net pool revenues is based on the number of pool points attributable to its vessels and the number of days such vessels participated in the pool.

We have presented our share of the net income earned under the Cool Pool arrangement across a number of line items in the income statement. For net revenues and expenses incurred relating specifically to Golar’s vessels, and for which we are deemed the principal, these will be presented gross on the face of the income statement in the line items "Time and voyage charter revenues" and "Voyage, charterhire and commission expenses". For pool net revenues generated by the other participants in the pooling arrangement, these will be presented separately in revenue and expenses from collaborative arrangements. Refer to note 16 for an analysis of the income statement effect for the pooling arrangement.

Project development expenses

With effect from the quarter ended June 30, 2018, we presented a new line item in operating expenses on the face of the statements of income. The new line item, "Project development expenses", includes the costs associated with pursuing future contracts and developing our pipeline of activities that have not met our internal threshold for capitalization. Previously, these costs were presented within "Administrative expenses" along with our general overhead costs. We believe that the introduction of this new line item in the statements of income provides users of our financial statements greater transparency over a key element of our business. This presentation change has been retrospectively restated in prior periods. The change in presentation for the nine months ended September 30, 2017 is as follows:

	Nine months ended September 30, 2017
(in thousands of $)	As previously reported	Adjustments increase (decrease)	As adjusted
Project development expenses	—	6,383	6,383
Administrative expenses	33,571	(6,383)	27,188

Changes in fair value of derivative instruments

With effect from the quarter ended September 30, 2018, we presented two new line items in operating activities on the face of the statements of cashflows. Given the significance of the oil derivative instrument in the current year, we believe that the introduction of this new line item in the statements of cashflows provides users of our financial statements greater transparency over a key element of our business. This presentation change has been retrospectively restated in prior periods. The change in presentation for the nine months ended September 30, 2017 is as follows:

	Nine months ended September 30, 2017
(in thousands of $)	As previously reported	Adjustments (decrease) increase	As adjusted
Change in fair value of derivative instruments	—	(580)	(580)
Change in assets and liabilities:
Other current and non-current assets	(5,613)	3,017	(2,596)
Other current and non-current liabilities	18,833	(2,437)	16,396

(Losses) gains on derivative instruments

With effect from the quarter ended September 30, 2018, we presented a new line item under financial income (expense) on the face of the statements of income. The new line item, "(Losses) gains on derivative instruments", includes the movement of our derivative instruments. Previously, these items were presented within "Other financial items, net" along with our general finance costs. We believe that the introduction of this new line item in the statements of income provides users of our financial statements greater transparency over a key element of our business. This presentation change has been retrospectively restated in prior periods. The change in presentation for the nine months ended September 30, 2017 is as follows:

	Nine months ended September 30, 2017
(in thousands of $)	As previously reported	Adjustments increase (decrease)	As adjusted
(Losses) gains on derivative instruments	—	580	580
Other financial items, net	(3,495)	(580)	(4,075)

Use of estimates

The preparation of financial statements in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As of September 30, 2018, we leased eight vessels under finance leases from wholly-owned special purpose vehicles ("Lessor SPVs") of financial institutions in connection with our sale and leaseback transactions. While we do not hold any equity investments in these Lessor SPVs, we have determined that we are the primary beneficiary of these entities and, accordingly, we are required to consolidate these VIEs into our financial results. The key line items impacted by our consolidation of these VIEs are short-term and long-term debt, restricted cash and short-term deposits, non-controlling interests, interest income and interest expense. In consolidating these lessor VIEs, on a quarterly basis, we must make assumptions regarding (i) the debt amortization profile; (ii) the interest rate to be applied against the VIEs’ debt principal; and (iii) the VIE's application of cash receipts. Our estimates are therefore dependent upon the timeliness of receipt and accuracy of financial information provided by these lessor VIE entities. Upon receipt of the audited annual financial statements of the lessor VIEs, we will make a true-up adjustment for any material differences.

In relation to the oil derivative instrument (see note 1), the fair value was determined using the estimated discounted cash flows of the additional payments due to us as a result of oil prices moving above a contractual oil price floor over the term of the LTA. Significant inputs used in the valuation of the oil derivative instrument include management’s estimate of an appropriate discount rate and the length of time to blend the long-term and the short-term oil prices obtained from quoted prices in active markets. The changes in fair value of our oil derivative instrument is recognized in each period in current earnings in "Realized and unrealized gain on oil derivative instrument".

The realized and unrealized gain on oil derivative instrument is as follows:

(in thousands of $)	Nine Months Ended September 30,
	2018	2017
Realized gain on oil derivative instrument	14,318	—
Unrealized gain on oil derivative instrument	185,770	—
	200,088	—

For further information on the nature of this derivative, refer to note 15. The unrealized gain results from movement in oil prices above a contractual floor price over term of the LTA; the realized gain results from monthly billings above the base tolling fee under the LTA.

3.    RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In May 2014, the FASB issued ASC 606 and subsequent amendments. The standard provides a single, comprehensive revenue recognition model and requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. We adopted this guidance on January 1, 2018, under a modified retrospective approach - see note 5 for further details. The adoption of this guidance impacts presentation and disclosure of our management fee revenue only, there is no impact to recognition or measurement.

In January 2016, the FASB issued ASU 2016-01 Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which made targeted improvements to the recognition, measurement, presentation and disclosure of financial instruments. We adopted the amendments to this ASU on January 1, 2018 under a modified retrospective approach except for equity securities without a determinable fair value, for which a prospective approach is prescribed. The adoption of this ASU did not have a material impact on the consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15 Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which provides guidance on the disclosure and classification of certain items within the statements of cash flows. We adopted this ASU on January 1, 2018 under a retrospective approach, resulting in presentational changes to our consolidated statements of cash flows.

In November 2016, the FASB issued ASU 2016-18 Statement of Cash Flows (Topic 230): Restricted Cash, which requires that restricted cash be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts presented on the statements of cash flows. We adopted this ASU on January 1, 2018 under a retrospective approach, resulting in presentational changes to our consolidated statements of cash flows and related disclosures. The adoption changed how restricted cash is reported in the consolidated statements of cash flows as follows for the nine months ended September 30, 2017:

		Nine months ended September 30, 2017
(in thousands of $)	Cash flow line item	As previously reported	Adjustments decrease	As adjusted
OPERATING ACTIVITIES	Restricted cash and short-term deposits	323	(323)	—
INVESTING ACTIVITIES	Restricted cash and short-term deposits	(4,773)	4,773	—
FINANCING ACTIVITIES	Restricted cash and short-term deposits	(32,025)	32,025	—

As a result of the above changes, the following subtotals as retrospectively restated are as follows:
Net increase in cash, cash equivalents and restricted cash		62,372	36,475	98,847
Cash, cash equivalents and restricted cash at beginning of period		224,190	416,028	640,218
Cash, cash equivalents and restricted cash at end of period		286,562	452,503	739,065

In January 2017, the FASB issued ASU 2017-01 Business Combinations (Topic 805): Clarifying the Definition of a Business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. We adopted this ASU prospectively from January 1, 2018. As a result, this increases the likelihood that future vessel dropdowns may be considered the sale of an asset rather than a business. However, this will be dependent upon the facts and circumstances of each prospective transaction. There was no material impact on the adoption of this ASU on our consolidated financial statements and related disclosures.

In February 2017, the FASB issued ASU 2017-05 Other Income - Gains and Losses from the Derecognition of Non-Financial Assets. This ASU clarifies the scope of guidance applicable to sales of non-financial assets and also provides guidance on partial sales of such assets. We adopted this ASU prospectively from January 1, 2018. We expect any gain or loss on sale from future dropdowns, accounted for as a disposal, will be recognized in full on the disposal date, however this will be dependent on the facts and circumstances of each prospective transaction. There was no material impact to our consolidated financial statements and related disclosures on adoption of this standard.

Accounting pronouncements that have been issued but not adopted

In February 2016, the FASB issued ASU 2016-02 Leases (Topic 842) and subsequent amendments. This standard requires a lessee to recognize right-of-use assets and lease liabilities on its balance sheet for all leases with terms longer than 12 months and introduces additional disclosure requirements. Lessors are required to classify leases as sales-type, finance or operating, with classification affecting the pattern of income recognition and provides guidance for sale and leaseback transactions. Classification for both lessees and lessors will be based on an assessment of whether risks and rewards as well as substantive control have been transferred through a lease contract. The standard will become effective on a modified retrospective basis for us on January 1, 2019. We are evaluating the impact of this standard on our consolidated financial statements and related disclosures. Due to the transition provisions for lessors, we expect the most significant impact of the adoption of this standard will be the recognition of lease assets and lease liabilities on our balance sheet for those leases where we are a lessee that are currently classified as operating leases.

In June 2016, the FASB issued ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments which requires recognition and measurement of expected credit losses for financial assets and off balance sheet credit exposures. The guidance is effective on a modified retrospective basis for us on January 1, 2020 with early adoption permitted. We are evaluating the impact of this standard on our consolidated financial statements and related disclosures.

In July 2018, the FASB issued ASU 2018-09 Codification improvements. The amendments in this ASU cover a wide range of topics covering primarily minor corrections, clarifications and codification improvements. We are evaluating the impact of these amendments on our consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-13 Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. These amendments change the disclosures for fair value measurements - removing or modifying certain existing disclosure requirements, and adding new disclosure requirements. We are evaluating the impact of these amendments on our consolidated financial statement disclosures.

In August 2018, the FASB issued ASU 2018-14 Compensation-Retirement Benefits-Defined Benefit Plans-General (Subtopic 715-20): Disclosure Framework-Changes to the Disclosure Requirements for Defined Benefit Plans. These amendments change the disclosures for defined benefit plans - removing or clarifying certain existing disclosure requirements, and adding new disclosure requirements. We are evaluating the impact of these amendments on our consolidated financial statement disclosures.

In August 2018, the FASB issued ASU 2018-15 Intangibles-Goodwill and Other- Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. These amendments change the definition of a hosting arrangement and requires the capitalization of certain implementation costs. We are evaluating the impact of these amendments on our consolidated financial statement disclosures.

4.    SEGMENT INFORMATION

We are a marine LNG infrastructure provider and a project development company. We own and operate LNG carriers, a FLNG and FSRUs and provide these services under time charters under varying periods. As of September 30, 2018, we have completed the commissioning of our first FLNG vessel and have entered the power market in an effort to become a midstream LNG solution provider. Our reportable segments consist of the primary services each provides. Although our segments are generally influenced by the same economic factors, each represents a distinct product in the LNG industry. Segment results are evaluated based on net income. The accounting principles for the segments are the same as for our consolidated financial statements. "Project development expenses" are allocated to each segment based on the nature of the project. Indirect general and administrative expenses are allocated to each segment based on estimated use.

The split of the organization of the business into three reportable segments is based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. As of September 30, 2018, we operate in the following three reportable segments:

•	Vessel operations – We operate and subsequently charter out vessels on fixed terms to customers.

•
FLNG – In 2014, we ordered our first FLNG based on the conversion of our existing LNG carrier, the Hilli. The Hilli FLNG conversion has been completed and the vessel has been accepted by the Customer under the LTA.

In July 2016, we entered into an agreement with Schlumberger B.V. ("Schlumberger") to form OneLNG, a joint venture, with the intention to offer an integrated upstream and midstream solution for the development of low cost gas reserves to

LNG. As a result we report the equity in net losses of OneLNG in the FLNG segment. In May 2018, it was decided that Golar and Schlumberger will wind down OneLNG and work on FLNG projects as required on a case-by-case basis.

•
Power – In July 2016, we entered into certain agreements forming a 50/50 joint venture, Golar Power, with private equity firm Stonepeak. Golar Power offers integrated LNG based downstream solutions, through the ownership and operation of FSRUs and associated terminal and power generation infrastructure.

Statement of Operations:	Nine Months Ended September 30, 2018					Nine Months Ended September 30, 2017 (3)
(in thousands of $)	Vessel operations	FLNG	Power	Other (1)	Total	Vessel operations	FLNG	Power	Other (1)	Total
Total operating revenues	175,564	73,101	—	—	248,665	85,950	—	—	—	85,950
Depreciation and amortization	(49,252)	(16,142)	—	—	(65,394)	(59,937)	—	—	—	(59,937)
Other operating expenses	(158,964)	(30,369)	—	—	(189,333)	(113,888)	(381)	—	—	(114,269)
Other operating gains and losses	36,000	187,366	—	—	223,366	—	—	—	—	—
Operating income (loss)	3,348	213,956	—	—	217,304	(87,875)	(381)	—	—	(88,256)

Inter segment operating income (loss) (2)	269	—	—	(269)	—	1,770	—	—	(1,770)	—
Segment operating (loss) income	3,617	213,956	—	(269)	217,304	(86,105)	(381)	—	(1,770)	(88,256)

Equity in net earnings (losses) of affiliates	15,485	(2,047)	(16,985)	—	(3,547)	(1,359)	(5,281)	(12,460)	—	(19,100)

Balance Sheet:	September 30, 2018					December 31, 2017
(in thousands of $)	Vessel operations	FLNG	Power	Other (1)	Total	Vessel operations	FLNG	Power	Other (1)	Total
Total assets	3,008,178	1,925,688	258,599	(5,381)	5,187,084	3,025,244	1,515,463	228,696	(5,116)	4,764,287
Investments in affiliates	443,623	—	258,599	—	702,222	472,482	2,047	228,696	—	703,225
(1) Eliminations required for consolidation purposes.
(2) Inter segment operating income (loss) relates to management fee revenues and charter revenues between the segments.
(3) We no longer consider LNG trading a separate reportable segment. Given the previously reported segment information was immaterial for all periods presented, we have included these amounts within the vessel operations segment.

Revenues from external customers

During the nine months ended September 30, 2018, our vessels operated predominately under charters within the Cool Pool and under our LTA with Perenco and SNH.

For the nine months ended September 30, 2018 and 2017, revenues from the following customers accounted for over 10% of our total operating revenues, excluding vessel and other management fees:

	Nine Months Ended September 30,
(in thousands of $)	2018		2017
Cool Pool (note 16)	141,024	61%	62,113	90%
Perenco and SNH (note 5)	73,101	31%	—	—%
An energy and logistics company	6,907	3%	6,907	10%

5.    REVENUE

Contract assets arise when we render services in advance of receiving payment from our customers. Contract liabilities arise when the customer makes payments in advance of receiving the services. Changes in our contract balances during the period are as follows:

(in thousands of $)	Contract assets (1)	Contract liabilities (2)
Opening balance on January 1, 2018	17,245	—
Payments received for services billed	(14,558)	—
Services provided and billed in current period	84,336	33,763
Payments received for services billed in current period	(65,089)	—
Impairment	(1,006)	—
Deferred commissioning period billing	—	(1,412)
Closing balance on September 30, 2018	20,928	32,351
(1) Relates to management fee revenue and liquefaction services revenue, see a) and b) below.
(2) Relates to liquefaction services revenue, see b) below.

a) Management fee revenue:

By virtue of an agreement to offset intercompany balances entered into between us and Golar Partners, of our total contract asset balances above:

•	$3.1 million is included in balance sheet line item "Amounts due from related parties" under current assets ($7.2 million at December 31, 2017), and

•	$0.8 million is included in "Amounts due to related parties" under current liabilities ($10.0 million at December 31, 2017).

Refer to note 16 for further details of our management fee revenue and contract terms.

b) Liquefaction services revenue:

The Hilli is moored in close proximity to the Customer’s gasfields, providing liquefaction service capacity over the term of the LTA. Liquefaction services revenue recognized comprises the following amounts:

	Nine Months Ended September 30,
(in thousands of $)	2018	2017
Base tolling fee (1)	68,552	—
Amortization of deferred commissioning period billing (2)	1,412	—
Amortization of Day 1 gain (3)	3,329	—
Other	(192)	—
Total	73,101	—
(1) The LTA bills at a base rate in periods when the oil price is $60 or less per barrel (included in "Liquefaction services revenue" in the consolidated statements of income), and at an increased rate when the oil price is greater than $60 per barrel (recognized as a derivative and included in "Realized and unrealized gain on oil derivative instrument" in the consolidated statements of income, excluded from revenue and from the transaction price).
(2) Customer billing during the commissioning period, prior to vessel acceptance and commencement of the contract term, of $33.8 million is considered an upfront payment for services. These amounts billed are deferred (included in "Other current liabilities" and "Other non-current liabilities" in the consolidated balance sheets) and recognized as part of "Liquefaction services revenue" in the consolidated statements of income evenly over the contract term.
(3) The Day 1 gain was established when the oil derivative asset was initially recognized in December 2017 for $79.6 million (recognized in "Other current liabilities" and "Other non-current liabilities" in the consolidated balance sheets). This amount is amortized and recognized as part of "Liquefaction services revenue" in the consolidated statements of income evenly over the contract term.

We expect to recognize liquefaction services revenue related to the partially unsatisfied performance obligation at the reporting date evenly over the remaining contract term of less than eight years, including the components of transaction price described above.

6.    EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share ("EPS") is calculated with reference to the weighted average number of common shares outstanding during the period.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)	Nine Months Ended September 30,
	2018	2017
Net income (loss) attributable to Golar LNG Ltd stockholders - basic and diluted	81,529	(183,526)

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(in thousands)	Nine Months Ended September 30,
	2018	2017
Basic:
Weighted average number of common shares outstanding	100,665	100,599

Dilutive:
Dilutive impact of share options	169	—
Weighted average number of common shares outstanding	100,834	100,599

Earnings (loss) per share are as follows:

	Nine Months Ended September 30,
	2018	2017
Basic	$0.81	$(1.82)
Diluted	$0.81	$(1.82)

For the nine months ended September 30, 2018 and 2017, convertible bonds have been excluded from the calculation of diluted EPS because the effect was anti-dilutive.

7.     (LOSSES) GAINS ON DERIVATIVE INSTRUMENTS AND OTHER FINANCIAL ITEMS, NET

(Losses) gains on derivative instruments comprise of the following:

(in thousands of $)	Nine Months Ended September 30,
	2018	2017
Mark-to-market adjustment for interest rate swap derivatives	6,059	1,056
Unrealized mark-to-market (losses) gains on Earn-Out Units (see note 12)	(7,400)	2,000
Mark-to-market adjustment for equity derivatives	(10,757)	(3,841)
Mark-to-market adjustment for foreign exchange swap derivatives	(160)	1,365
	(12,258)	580

Other financial items, net comprise of the following:

(in thousands of $)	Nine Months Ended September 30,
	2018	2017
Interest income (expense) on undesignated interest rate swaps	5,322	(3,436)
Foreign exchange loss on operations	(973)	—
Amortization of debt guarantee	539	1,234
Financing arrangement fees and other costs	(54)	(283)
Others	(213)	(1,590)
	4,621	(4,075)

8.     VARIABLE INTEREST ENTITIES ("VIE")

As of September 30, 2018, we leased eight (December 31, 2017: seven) vessels from VIEs under finance leases, of which four were with ICBCL entities, one with a CMBL entity, one with a CCBFL entity, one with a COSCO Shipping entity and one with a CSSC entity. Each of the ICBCL, CMBL, CCBFL, COSCO Shipping and CSSC entities are wholly-owned, newly formed special purpose vehicles ("Lessor SPVs"). In each of these transactions, we sold our vessel and then subsequently leased back the vessel on a bareboat charter for a term of ten years. We have options to repurchase each vessel at fixed predetermined amounts during their respective charter periods and an obligation to repurchase each vessel at the end of the ten year lease period. Refer to note 5 to our consolidated financial statements filed with our annual report on Form 20-F for the year ended December 31, 2017, for additional details.

While we do not hold any equity investments in the above Lessor SPVs, we have determined that we have a variable interest in these SPVs and that these lessor entities, that own the vessels, are VIEs. Based on our evaluation of the agreements, we have concluded that we are the primary beneficiary of these VIEs and, accordingly, these lessor VIEs are consolidated into our financial results. We did not record any gains or losses from the sale of these vessels as they continued to be reported as vessels at their original costs in our consolidated financial statements at the time of each transaction. Similarly, the effect of the bareboat charter arrangement is eliminated upon consolidation of the Lessor SPV. The equity attributable to the respective lessor VIEs are included in non-controlling interests in our consolidated results. As of September 30, 2018 and December 31, 2017, the respective vessels are reported under "Vessels and equipment, net" in our consolidated balance sheets.

A summary of our payment obligations (excluding repurchase options and obligations) under the bareboat charters with the lessor VIEs as of September 30, 2018, are shown below:

(in thousands of $)	2018 (1)	2019	2020	2021	2022	2023+
Golar Glacier	4,310	17,100	17,147	17,100	17,100	29,984
Golar Kelvin	4,310	17,100	17,147	17,100	17,100	32,795
Golar Snow	4,310	17,100	17,147	17,100	17,100	32,795
Golar Ice	4,310	17,100	17,147	17,100	17,100	35,700
Golar Tundra (2)(3)	5,800	22,437	21,548	20,610	19,697	50,863
Golar Seal (3)	3,736	15,193	15,151	15,151	15,151	45,495
Golar Crystal (2)	3,127	12,440	12,335	12,175	12,050	49,508
Hilli (2)	32,575	128,418	123,526	118,800	114,075	521,518
(1) For the three months ending December 31, 2018.
(2) The payment obligations relating to the Golar Tundra, Golar Crystal and Hilli above includes variable rental payments due under the lease based on an assumed LIBOR plus margin.
(3) The payment obligations relating to the Golar Tundra and Golar Seal above have been prepared on the assumption that we are able to secure a replacement charter for these two vessels, to ensure continuation of these financing arrangements. Refer to note 1 for further details.

The assets and liabilities of these lessor VIEs that most significantly impact our consolidated balance sheet as of September 30, 2018 and December 31, 2017, are as follows:

(in thousands of $)	Golar Glacier	Golar Kelvin	Golar Snow	Golar Ice	Golar Tundra	Golar Seal	Golar Crystal	Hilli	September 30, 2018	December 31, 2017
Assets									Total	Total
Restricted cash and short-term deposits	23,272	67,109	16,436	18	—	25,750	2,798	53,051	188,434	130,063

Liabilities
Debt:
Current portion of long-term debt and short-term debt (1)	39,316	182,540	30,402	122,208	125,937	143,849	5,879	148,880	799,011	833,664
Long-term interest bearing debt - non-current portion (1)	117,880	—	123,228	—	—	—	92,181	764,250	1,097,539	252,691
	157,196	182,540	153,630	122,208	125,937	143,849	98,060	913,130	1,896,550	1,086,355
(1) Where applicable, these balances are net of deferred finance charges.

The most significant impact of lessor VIE's operations on our unaudited consolidated statements of income is interest expense of $40.2 million and $29.4 million for the nine months ended September 30, 2018 and 2017, respectively. The most significant impact of lessor VIE's cash flows on our unaudited consolidated statements of cash flows is net receipts of $810.6 million and $80.9 million in financing activities for the nine months ended September 30, 2018 and 2017, respectively.

Changes in ownership of a subsidiary

On July 12, 2018, we and affiliates of Keppel and B&V, completed the Hilli Disposal to Golar Partners of common units in our consolidated subsidiary Hilli LLC, which owns Hilli Corp, the disponent owner of the Hilli. The Hilli Disposal resulted in the following changes to our ownership interest in our consolidated subsidiary Hilli LLC in our equity:

(in thousands of $)	September 30, 2018
Net income attributable to stockholders of Golar LNG Limited	81,529
Transfer to the non-controlling interests: increase in Golar LNG Limited’s paid-in capital for sale of 1,096 Hilli Common Units in July 2018	304,468
Changes from net income attributable to stockholders of Golar LNG Limited and transfers to non-controlling interests	385,997

Subsequent to the Hilli Disposal, we have retained sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the Hilli. Accordingly, management have concluded Hilli LLC is a VIE and that we are the primary beneficiary. The assets and liabilities of Hilli LLC that most significantly impact our consolidated balance sheet as of September 30, 2018, are as follows:

(in thousands of $)	Hilli LLC (2)
Assets
Cash and short-term deposits	101,074
Restricted cash and short-term deposits	53,051
Vessels and equipment, net	1,313,475
Other non-current assets	287,432
1,755,032

Liabilities
Current portion of long-term debt and short-term debt (1)	148,569
Long-term interest bearing debt - non-current portion (1)	762,533
911,102
(1) Where applicable, these balances are net of deferred finance charges.
(2) As Hilli LLC is the primary beneficiary of the Hilli Lessor VIE (see above) the Hilli LLC balances include the Hilli Lessor VIE.

The most significant impact of Hilli LLC VIE's operations on our unaudited consolidated statements of income is liquefaction services revenue of $48.0 million and realized and unrealized gains on the oil derivative instrument of $88.7 million for the period July 12, 2018 to September 30, 2018. The most significant impact of lessor VIE's cash flows on our unaudited consolidated statements of cash flows is net payments of $15.2 million in financing activities for the period July 12, 2018 to September 30, 2018.

9.     RESTRICTED CASH AND SHORT-TERM DEPOSITS

Our restricted cash and short-term deposits balances are as follows:

(in thousands of $)	September 30, 2018	December 31, 2017
Restricted cash relating to the total return equity swap	69,382	58,351
Restricted cash in relation to the Hilli (1)	175,482	174,737
Restricted cash and short-term deposits held by lessor VIEs	188,434	130,063
Restricted cash relating to the $1.125 billion debt facility	22,986	33,752
Restricted cash relating to office lease	818	813
Bank guarantee	674	99
Total restricted cash and short-term deposits	457,776	397,815
Less: Amounts included in current restricted cash and short-term deposits	(302,456)	(222,265)
Long-term restricted cash	155,320	175,550
(1) In November 2015, in connection with the issuance of a letter of credit by a financial institution to our project partner involved in the Hilli FLNG project, we were required to provide cash collateral to support the performance guarantee.

The following table identifies the balance sheet line-items included in cash, cash equivalents and restricted cash presented in the consolidated statements of cash flows:

(in thousands of $)	September 30, 2018	December 31, 2017	September 30, 2017	December 31, 2016
Cash and cash equivalents	306,387	214,862	286,562	224,190
Restricted cash and short-term deposits (current portion)	302,456	222,265	270,087	183,693
Restricted cash (non-current portion)	155,320	175,550	182,416	232,335
	764,163	612,677	739,065	640,218

10.    ASSET UNDER DEVELOPMENT

(in thousands of $)	December 31, 2017
Purchase price installments	962,709
Interest costs capitalized	116,416
Other costs capitalized	98,364
1,177,489

In May 2014, we entered into agreements for the conversion of the Hilli to a FLNG vessel. The primary contract was entered into with Keppel Shipyard Limited ("Keppel"). The Hilli was delivered to Keppel in Singapore in September 2014 for the commencement of her conversion. On completion of the Hilli FLNG conversion and commissioning, we reclassified the total balance to "Vessels and equipment, net" in our consolidated balance sheet as of September 30, 2018.

11.     INVESTMENTS IN AFFILIATES

	Nine Months Ended September 30,
(in thousands of $)	2018	2017
Share of net earnings (losses) in Golar Partners (1)	15,541	(1,763)
Share of net loss in Golar Power	(16,985)	(12,460)
Share of net loss in OneLNG	(2,047)	(5,281)
Share of net (loss) earnings in Egyptian Company for Gas Services ("ECGS")	(56)	404
	(3,547)	(19,100)
(1) For the nine months ended September 30, 2017, our share of net earnings (losses) in Golar Partners includes a non-cash loss on deemed disposal of $17.0 million, being the dilutive impact on our ownership interest due to further issuances of common units by Golar Partners in February 2017.

The carrying amounts of our investments in our equity method investments as at September 30, 2018 and December 31, 2017 are as follows:

(in thousands of $)	September 30, 2018	December 31, 2017
Golar Partners	438,294	467,097
Golar Power	258,599	228,696
OneLNG (1)	—	2,047
ECGS	5,329	5,385
Equity in net assets of affiliates	702,222	703,225
(1) The delays in finalizing a debt financing package for the Fortuna FLNG project, together with other capital and resource priorities, has resulted in a decision from Schlumberger to end their participation in the project. Golar and Schlumberger, as a result of this, plan to wind down OneLNG and work on FLNG projects as required on a case-by-case basis. As a result, we have written down our investment in OneLNG to $nil at September 30, 2018.

12.     OTHER NON-CURRENT ASSETS

Other non-current assets comprise of the following:

(in thousands of $)	September 30, 2018	December 31, 2017
Oil derivative instrument (1)	280,470	94,700
Other non-current assets (2)	25,130	37,891
Mark-to-market interest rate swaps valuation	14,229	10,166
Investment in OLT Offshore LNG Toscana S.p.A (3)	7,347	7,347
Derivatives - other (4)	—	7,400
	327,176	157,504

(1) "Oil derivative instrument" refers to a derivative embedded in the Hilli LTA. See note 1 for further details.

(2) "Other non-current assets" is mainly comprised of payments made relating to long lead items ordered in preparation for the conversion of the Gimi and the Gandria into FLNG vessels. As of September 30, 2018 and December 31, 2017, the aggregate carrying value was $15.0 million and $31.0 million, respectively. The Gimi and the Gandria conversion contracts provide the flexibility wherein certain beneficial cancellation provisions exist which, if exercised prior to contract expiry, will allow termination of contracts and recovery of previous milestone payments, less cancellation fees. The Gimi contract will expire on December 30, 2018 and the Gandria contract will expire on December 31, 2018.

(3) "Investment in OLT Offshore LNG Toscana S.p.A" ("OLT-O") refers to our investment in an Italian incorporated unlisted company which is involved in the construction, development, operation and maintenance of a FSRU terminal to be situated off the Livorno coast of Italy. In prior years, this investment was classified as a cost method investment. Following the adoption of ASU 2016-01, we have applied the measurement alternative for measuring equity investments without readily determinable fair values. As of September 30, 2018 and December 31, 2017, our investment in OLT-O was $7.3 million, representing a 2.7% interest in OLT-O’s issued share capital.

(4) "Derivatives - other" refers to the Earn-Out Units issuable to us in connection with the IDR reset transaction with Golar Partners in October 2016. As of September 30, 2018, the fair value of the Earn-Out Units was written down to $nil due to the expectation that Golar Partners would decrease its quarterly distribution.

13.    DEBT

As of September 30, 2018 and December 31, 2017, our debt was as follows:

(in thousands of $)	September 30, 2018	December 31, 2017
Golar Arctic facility	60,125	65,600
Golar Viking facility	48,177	52,083
2017 convertible bonds	350,148	340,173
Margin loan (1)	100,000	119,125
FLNG Hilli facility (2)	—	525,000
Hilli shareholder loans (6)	—	49,066
$1.125 billion facility (7)	179,202	195,449
Subtotal (excluding lessor VIE loans)	737,652	1,346,496
ICBCL VIE loans (3)	617,365	641,936
CCBFL VIE loan (3)	143,849	143,849
CMBL VIE loan (3)	125,937	198,613
COSCO Shipping VIE loan (3)(4)	98,727	104,006
CSSC VIE loan (2)(3)(5)	913,130	—
Total debt	2,636,660	2,434,900
Less: Deferred finance charges	(17,080)	(24,053)
Total debt, net of deferred finance charges	2,619,580	2,410,847
(1) During July 2018, amendments to the existing margin loan facility, secured by units in Golar Partners, were completed. Although most of the existing terms remain substantially unchanged, the facility will no longer amortize. Subject to the satisfaction of certain covenants, no further principal repayments will be required ahead of maturity in March 2020.

(2) In June 2018, we repaid $640.0 million on the pre-delivery credit facility and drew down $960.0 million on the post-acceptance sale and leaseback financing (the "Hilli Facility") in relation to the FLNG Hilli facility. The sale and leaseback arrangement is provided by a related party of CSSC.
(3) See note 8.
(4) In April 2018, the SPV, Oriental Fleet LNG 01 Limited, which owns the Golar Crystal, entered into a long-term loan facility for $101.0 million. The loan facility is provided by a related party of COSCO Shipping. The loan facility is denominated in USD, is a 10 year loan, limited to the term of the bareboat charter, bears interest at LIBOR plus a margin and is repayable in monthly installments with a balloon payment on maturity.
(5) On July 12, 2018, we entered into an agreement to guarantee the debt payable by Hilli Corp to creditor Fortune Lianjiang Shipping S.A. Under the guarantee we are severally liable for any outstanding principal, interest, expenses and other amounts that are payable, on a pro rata basis to our ownership in Common Units in Golar Hilli LLC. As of September 30, 2018 the amount we have guaranteed is $456.6 million.
(6) The Hilli shareholder loans were converted to equity on the Closing Date of the Hilli Disposal.
(7) During October 2018, amendments to the existing $1.125 billion facility were completed, extending the term of the commercial tranche by 5 years.

At September 30, 2018, our debt can be broken down as follows:

	Golar debt	VIE debt (1)	Total debt
(in thousands of $)
Current portion of long-term debt and short-term debt	31,900	799,011	830,911
Long-term debt	691,130	1,097,539	1,788,669
Total	723,030	1,896,550	2,619,580
(1) These amounts relate to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as variable interest entities (see note 8).

CSSC VIE loan

In June 2018, we repaid $640.0 million on the pre-delivery credit facility and entered into a sale and leaseback transaction pursuant to which we sold the Hilli to a CSSC entity ("Hilli Lessor VIE"), and leased back the vessel under a bareboat charter for a monthly hire rate.

As discussed in note 8, while we have no control over the funding arrangements of Hilli Lessor VIE, we consider ourselves to be the primary beneficiary and therefore are required to consolidate the Hilli Lessor VIE’s funding arrangements into our financial statements. Accordingly, in June 2018, Hilli Lessor VIE, which is the legal owner of the Hilli, entered into a secured financing agreement for $840.0 million. This loan facility is a 10 year non-recourse loan denominated in USD, bears interest at LIBOR plus a margin and is repayable in quarterly installments with a balloon payment on maturity. In addition to this facility, Hilli Lessor VIE entered into an internal loan with CSSC for $120.0 million. This loan bears no interest and is repayable on demand.

14.    ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss consisted of the following:

(in thousands of $)	Pension and post-retirement benefit plan adjustments	Share of affiliates' comprehensive income (loss)	Total accumulated comprehensive (loss) income
Balance at December 31, 2016	(12,956)	3,414	(9,542)
Other comprehensive income	—	1,621	1,621
Balance at September 30, 2017	(12,956)	5,035	(7,921)

Balance at December 31, 2017	(12,799)	5,030	(7,769)
Other comprehensive loss	—	(27,868)	(27,868)
Balance at September 30, 2018	(12,799)	(22,838)	(35,637)

15.     FINANCIAL INSTRUMENTS

Fair values
We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value of hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values and estimated fair values of our financial instruments at September 30, 2018 and December 31, 2017 are as follows:

		September 30, 2018		December 31, 2017
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Carrying value	Fair value
Non-Derivatives:
Cash and cash equivalents	Level 1	306,387	306,387	214,862	214,862
Restricted cash and short-term deposits	Level 1	457,776	457,776	397,815	397,815
Current portion of long-term debt and short-term debt (1)(2)	Level 2	(833,691)	(833,691)	(1,393,229)	(1,393,229)
Long-term debt - convertible bonds (2)	Level 2	(350,148)	(420,653)	(340,173)	(430,361)
Long-term debt (2)	Level 2	(1,452,821)	(1,452,821)	(701,498)	(701,498)

Derivatives:
Oil derivative instrument (6)	Level 2	280,470	280,470	94,700	94,700
Interest rate swaps asset (3)	Level 2	16,225	16,225	10,166	10,166
Foreign exchange swaps asset	Level 2	129	129	51	51
Foreign exchange swaps liability	Level 2	(460)	(460)	(223)	(223)
Total return equity swap liability (3)(4)	Level 2	(50,899)	(50,899)	(40,141)	(40,141)
Earn-Out Units asset (5)	Level 2	—	—	7,400	7,400
(1) The carrying amounts of our short-term debt approximate their fair values because of the near term maturity of these instruments.
(2) Our debt obligations are recorded at amortized cost in the consolidated balance sheets. The amounts presented in the table above are gross of the deferred finance charges amounting to $17.1 million and $24.1 million at September 30, 2018 and December 31, 2017, respectively.
(3) The fair value of certain derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and our creditworthiness and that of our counterparties.
(4) The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.
(5) The Earn-Out Units are issuable to Golar in connection with the IDR reset transaction between Golar and Golar Partners in October 2016. As of September 30, 2018, the fair value of the Earn-Out Units was written down to $nil due to the expectation that Golar Partners would decrease its quarterly distribution.
(6) The fair value of the oil derivative instrument was determined using the estimated discounted cash flows of the additional payments due to us as a result of oil prices moving above a contractual oil price floor over the term of the LTA. Significant inputs used in the valuation of the oil derivative include management’s estimate of an appropriate discount rate and the length of time to blend the long-term and the short-term oil prices obtained from quoted prices in active markets.

As of September 30, 2018, we were party to the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below:

Instrument (in thousands of $)	Notional value	Maturity dates	Fixed interest rates
Interest rate swaps:
Receiving floating, pay fixed	1,250,000	2018 to 2021	1.13% to 1.94%

The credit exposure of our interest rate and equity swap agreements are represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to the counterparty by offsetting them against amounts that the counterparty owes to us. We have elected not to offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable master netting arrangements. However, if we were to offset and record the asset and liability balances of derivatives on a net basis, the amounts presented in our consolidated balance sheets as of September 30, 2018 and December 31, 2017 would be adjusted as detailed in the following table:

	September 30, 2018			December 31, 2017
(in thousands of $)	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
Total asset derivatives	16,225	—	16,225	10,166	—	10,166

The total return equity swap has a credit arrangement that requires us to provide cash collateral equaling 20% of the initial purchase price and to subsequently post additional cash collateral that corresponds to any unrealized loss. As at September 30, 2018, cash collateral amounting to $69.4 million has been provided.

16.    RELATED PARTY TRANSACTIONS

a) Transactions with Golar Partners and subsidiaries:

Net revenues (expenses): The transactions with Golar Partners and its subsidiaries for the nine months ended September 30, 2018 and 2017 consisted of the following:

	Nine Months Ended September 30,
(in thousands of $)	2018	2017
Management and administrative services revenue (a)	5,777	5,066
Ship management fees revenue (b)	3,900	4,030
Charterhire expense (c)	—	(14,908)
Interest expense on deposits payable (d)	(4,779)	(2,535)
Share options expense recharge (e)	—	95
Total	4,898	(8,252)

Payables: The balances with Golar Partners and its subsidiaries as of September 30, 2018 and December 31, 2017 consisted of the following:

(in thousands of $)	September 30, 2018	December 31, 2017
Deposit payable (d)	—	(177,247)
Methane Princess security lease deposit movement (f)	(2,988)	(3,464)
Trading balances due from (owing to) Golar Partners and affiliates (g)	12,928	(4,144)
Total	9,940	(184,855)

a)
Management and administrative services agreement - On March 30, 2011, Golar Partners entered into a management and administrative services agreement with Golar Management Limited ("Golar Management"), a wholly-owned subsidiary of Golar, pursuant to which Golar Management will provide to Golar Partners certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. Golar Partners may terminate the agreement by providing 120 days written notice.

b)
Ship management fees - Golar and certain of its affiliates charge ship management fees to Golar Partners for the provision of technical and commercial management of Golar Partners' vessels. Each of Golar Partners’ vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by Golar Management. Golar Partners may terminate these agreements by providing 30 days written notice.

c)
Charterhire expenses - For the nine months ended September 30, 2017, this consists of charterhire expenses that we incurred for the charter back from Golar Partners of the Golar Grand, less any time charter revenues that Golar Partners generated through subleasing the Golar Grand from Golar during the period. On November 1, 2017, the Golar Grand arrangement concluded.

d)	Interest expense on deposits payable

Expense under Tundra Letter Agreement - In May 2016, we completed the Golar Tundra Sale and received a total cash consideration of $107.2 million. We agreed to pay Golar Partners a daily fee plus operating expenses for the right to use the Golar Tundra from the date the Golar Tundra Sale was closed, until the date that the vessel would commence operations under the Golar Tundra Time Charter. In return, Golar Partners agreed to remit to us any hire income received with respect to the Golar Tundra during that period. It was further agreed that, if for any reason the Golar Tundra Time Charter had not commenced by the 12 month anniversary of the closing of the Golar Tundra Sale, Golar Partners had the right to require that we repurchase the shares of Tundra Corp at a price equal to the purchase price. Accordingly, by virtue of the put option, which was exercised by Golar Partners in May 2017, we continued to consolidate the Golar Tundra for the periods whilst the put option remained in place, thus we have accounted for $nil and $2.1 million as interest expense for the nine months ended September 30, 2018 and 2017, respectively.

Deferred purchase price - In May 2017, the Golar Tundra had not commenced her charter and, accordingly, Golar Partners elected to exercise the Tundra Put Right to require us to repurchase Tundra Corp at a price equal to the original purchase price. In connection with Golar Partners exercising the Tundra Put Right, we and Golar Partners entered into an agreement pursuant to which we agreed to purchase Tundra Corp from Golar Partners on the date of the closing of the Tundra Put Sale (the "Put Sale Closing Date") in return we will be required to pay an amount equal to $107.2 million (the "Deferred Purchase Price") plus an additional amount equal to 5% per annum of the Deferred Purchase Price (the "Additional Amount"). The Deferred Purchase Price and the Additional Amount shall be due and payable by us on the date of the closing of the Hilli Disposal (see below). We agreed to accept the Deferred Purchase Price and the Additional Amount in lieu of a cash receipt on the Put Sale Closing Date in return we have provided Golar Partners with an option (which Golar Partners have exercised) to purchase an interest in Hilli Corp. We have accounted for $2.9 million and $nil as interest expense for the nine months ended September 30, 2018 and 2017, respectively, in relation to the Deferred Purchase Price.

Deposit received from Golar Partners - On August 15, 2017, we entered into the Hilli Sale Agreement with Golar Partners for the Hilli Disposal from the Sellers of the Hilli Common Units in Hilli LLC. On the Closing Date of the Hilli Disposal, Hilli LLC will be the disponent owner of the Hilli. The Disposal Interests represent the equivalent of 50% of the two liquefaction trains, out of a total of four, that are contracted to Perenco and SNH under an eight-year LTA. The sale price for the Disposal Interests is $658 million less 50% of the net lease obligations under the financing facility for the Hilli (the "Hilli Facility") on closing date, plus post-closing purchase price adjustments. Concurrently with the execution of the Hilli Sale Agreement, we received a further $70 million deposit from Golar Partners, upon which we pay interest at a rate of 5% per annum. We have accounted for $1.9 million and $0.4 million as interest expense for the nine months ended September 30, 2018 and 2017, respectively, in relation to the $70 million deposit from Golar Partners.

On July 12, 2018, we concluded the Hilli Disposal with Golar Partners, accordingly we applied the Deferred Purchase Price as well as the deposit received from Golar Partners against the disposal.

e)
Share options expense - This relates to a recharge of share option expense to Golar Partners in relation to share options in Golar granted to certain of Golar Partners directors, officers and employees.

f)
Methane Princess Lease security deposit movements - This represents net advances from Golar Partners since its IPO, which correspond with the net release of funds from the security deposits held relating to the Methane Princess Lease. This is in connection with the Methane Princess tax lease indemnity provided to Golar Partners under the Omnibus Agreement. Accordingly, these amounts will be settled as part of the eventual termination of the Methane Princess Lease.

g)
Trading balances - Receivables and payables with Golar Partners and its subsidiaries are comprised primarily of unpaid management fees, interest expense and expenses for management, advisory and administrative services and may include working capital adjustments in respect of disposals to the Partnership, as well as charterhire expenses. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances owing to or due from Golar Partners and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to amounts that arose due to the Hilli Disposal, recharges for trading expenses paid on behalf of Golar Partners, including ship management and administrative service fees due to us.

h)
Distributions from Golar Partners, net - During the nine months ended September 30, 2018 and 2017, we received total distributions from Golar Partners of $39.3 million and $38.5 million, respectively in respect of the common units and general partner units owned by us. We have a dividend payable of $1.9 million during the nine months ended September 30, 2018 from Hilli LLC in respect of the common units owned by Golar Partners.

Indemnifications and guarantees:

Hilli cost indemnification

We (as one of the Sellers) have agreed to indemnify Golar Partners for certain costs incurred in Hilli operations until August 14, 2025, when these costs exceed a contractual ceiling, capped at $20 million. Costs indemnified include vessel operating expenses, taxes, maintenance expenses, employee compensation and benefits, and capital expenditures.

b) Transactions with Golar Power and affiliates:

Net revenues: The transactions with Golar Power and its affiliates for the nine months ended September 30, 2018 and 2017 consisted of the following:

	Nine Months Ended September 30,
(in thousands of $)	2018	2017
Management and administrative services revenue	3,640	3,470
Ship management fees income	1,050	552
Debt guarantee compensation (a)	539	592
Other	(247)	67
Total	4,982	4,681

Payables: The balances with Golar Power and its affiliates as of September 30, 2018 and December 31, 2017 consisted of the following:

(in thousands of $)	September 30, 2018	December 31, 2017
Trading balances due to Golar Power and affiliates (b)	(6,571)	(935)
Total	(6,571)	(935)

a)
Debt guarantee compensation - In connection with the closing of the formation of the joint venture Golar Power with Stonepeak, Golar Power entered into agreements to compensate Golar in relation to certain debt guarantees relating to Golar Power and its subsidiaries. This compensation amounted to an aggregate of $0.5 million and $0.6 million income for the nine months ended September 30, 2018 and 2017, respectively.

b)
Trading balances - Receivables and payables with Golar Power and its subsidiaries are comprised primarily of unpaid management fees, charterhire expenses, advisory and administrative services and may include working capital adjustments in connection with the initial formation of the joint venture and transaction with Stonepeak. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances owing to or due from Golar Power and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on behalf of Golar Power, including ship management and administrative service fees due to us.

Indemnifications and guarantees:

Debt guarantees provided on behalf of Golar Power and its affiliates

During the quarter, Golar issued a debt guarantee to a third party bank in respect of certain secured debt facilities relating to Golar Power and its affiliates. The fair value of the debt guarantee liability, which is recorded in "Other non-current liabilities" and "Other current liabilities", is being amortized over the remaining term of the respective debt facilities with the credit being recognized in "Other financial items, net". As of September 30, 2018, the Company guaranteed $235.5 million of Golar Power's short and long-term debt obligations. The debt facilities are secured against the respective vessel.

c) Transactions with OneLNG and subsidiaries:

Net revenues: The transactions with OneLNG and its subsidiaries for the nine months ended September 30, 2018 and 2017 consisted of the following:

	Nine Months Ended September 30,
(in thousands of $)	2018	2017
Management and administrative services revenue	1,399	3,797
Total	1,399	3,797

Receivables: The balances with OneLNG and its subsidiaries as of September 30, 2018 and December 31, 2017 consisted of the following:

(in thousands of $)	September 30, 2018	December 31, 2017
Trading balances due from OneLNG (a)	8,169	7,898
Total	8,169	7,898

a)
Trading balances - Receivables and payables with One LNG and its subsidiaries are comprised primarily of unpaid management fees, charterhire expenses, advisory and administrative services. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances owing to or due from OneLNG are unsecured, interest-free and intended to be settled in the ordinary course of business.

Subsequent to the decision to dissolve OneLNG, we have written off $12.7 million of the trading balance with OneLNG as we deem it to be no longer recoverable. The trade receivables of $8.2 million is net of this provision.

d) Transactions with the Cool Pool:

The table below summarizes our earnings generated from our participation in the Cool Pool:

	Nine Months Ended September 30,
(in thousands of $)	2018	2017
Time and voyage charter revenues	104,842	45,097
Time charter revenues - collaborative arrangement	36,182	17,016
Voyage, charterhire and commission expenses	(10,969)	(6,932)
Voyage, charterhire and commission expenses - collaborative arrangement	(50,434)	(21,191)
Net income from the Cool Pool	79,621	33,990

Receivables from other related parties:

(in thousands of $)	September 30, 2018	December 31, 2017
Cool Pool (a)	16,839	14,004
	16,839	14,004

a)
Trade accounts receivable includes amounts due from the Cool Pool arising from our collaborative arrangement, amounting to $16.8 million as of September 30, 2018 (December 31, 2017: $14.0 million). From our participation in the Cool Pool, we recognized net income of $79.6 million and $34.0 million for the nine months ended September 30, 2018 and 2017, respectively.

17.     OTHER COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	September 30, 2018	December 31, 2017
Book value of vessels secured against long-term loans	3,269,907	2,032,747

As at September 30, 2018, 21,226,586 Golar Partners common units were pledged as security for the obligations under the margin loan. See note 13.

UK tax lease benefits

As described under note 31 in our audited consolidated financial statements filed with our annual report on Form 20-F for the year ended December 31, 2017, during 2003 we entered into six UK tax leases. Under the terms of the leasing arrangements, the benefits are derived primarily from the tax depreciation assumed to be available to the lessors as a result of their investment in the vessels. As is typical in these leasing arrangements, as the lessee we are obligated to maintain the lessor’s after-tax margin. Accordingly, in the event of any adverse tax changes or a successful challenge by the UK Tax Authorities (''HMRC'') with regard to the initial tax basis of the transactions, or in relation to the 2010 lease restructurings, or in the event of an early termination of the Methane Princess lease, we may be required to make additional payments principally to the UK vessel lessor, which could adversely affect our earnings or financial position. We would be required to return all, or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we received in respect of our lease financing transactions, including the 2010 restructurings and subsequent termination transactions. The gross cash benefit we received upfront on these leases amounted to approximately £41 million British Pounds (before deduction of fees).

Of these six leases we have since terminated five, with one lease remaining, being that of the Methane Princess lease. Pursuant to the deconsolidation of Golar Partners in 2012, Golar Partners is no longer considered a controlled entity but an affiliate and therefore as at September 30, 2018, the capital lease obligation relating to this remaining UK tax lease is not included on our consolidated balance sheet. However, under the indemnity provisions of the Omnibus Agreement or the respective share purchase agreements, we have agreed to indemnify Golar Partners in the event of any tax liabilities in excess of scheduled or final scheduled amounts arising from the Methane Princess leasing arrangements and termination thereof.

HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. The tax payer in this particular ruling has the election to appeal the courts’ decision, but no appeal has been filed. The judgments of the First Tier Tribunal do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our structures. Further, we consider there are differences in the fact pattern and structure between this case and our 2003 leasing arrangements and therefore is not necessarily indicative of any outcome should HMRC challenge us and we remain confident that our fact pattern is sufficiently different to succeed if we are challenged by HMRC. HMRC have written to our lessor to indicate that they believe our lease may be similar to the case noted above. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately £nil to £112 million British Pounds. We are currently in conversation with HMRC on this matter and, as well as continuing to present the factual background of Golar's position, we are progressing the possibility of bringing this inquiry to a mutually satisfactory conclusion. Given the complexity of these discussions, it is impossible to quantify the reasonably possible loss, however we continue to estimate the possible range of exposures as set out above.

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

Other

In December 2005, we signed a shareholders' agreement in connection with the setting up of a jointly owned company to be named Egyptian Company for Gas Services S.A.E ("ECGS"), which was to be established to develop hydrocarbon business and in particular LNG related business in Egypt. As at September 30, 2018, we had a commitment to pay $1.0 million to a third party, contingent upon the conclusion of a material commercial business transaction by ECGS as consideration for work performed in connection with the setting up and incorporation of ECGS.

We are party to a shareholders’ agreement with a consortium of investors to fund the development of pipeline infrastructure and a FSRU which are intended to supply two power plants in the Ivory Coast. The project is currently in the initial design phase, with FID currently expected to be taken in the first half of 2019. Negotiations are underway with third party lenders for the financing of construction costs in the event a positive investment decision is made. During the initial phase of the project, our remaining contractual commitments for this project are estimated to be in the region of €0.5 million. In the event a positive FID is taken on the project, this could increase up to approximately €15 million. This figure is dependent upon a variety of factors such as whether third party financing is obtained for a portion of the construction costs. The timing of this range of payments is dependent on whether and when FID is made, progress of negotiations with lenders for non-investor financing, and the progress of eventual construction work. The nature of payments to the project could be made in a combination of capital contributions or interest-bearing shareholder loans.

In relation to our investment in small-scale LNG services provider Avenir LNG Limited ("Avenir") (see note 18), we are party to a combined commitment of up to $182.0 million from initial Avenir shareholders Stolt-Nielsen Limited ("Stolt-Nielsen"), Höegh LNG Holdings Limited ("Höegh") and us. Based on our initial 25% shareholding, our overall commitment to Avenir is $45.5 million, of which $24.8 million has already been paid in as part of our initial investment in Avenir.

18.    SUBSEQUENT EVENTS

Dividends

On November 5, 2018, we declared a dividend of $0.15 per share in respect of the quarter ended September 30, 2018 to holders of record on December 14, 2018, which will be paid on or about January 3, 2018.

Avenir (22.5% interest in LNG small-scale venture, a non-consolidated affiliate)

On October 1, 2018, Avenir issued a private placement of 99 million shares at a par price of $1.00 per share, which was successfully completed at a subscription price of $1.00 per share. Of the 99 million shares placed, we subscribed for 24.8 million shares, representing an investment of $24.8 million, or 25%. The investment was made as part of a combined commitment of up to $182.0 million from Stolt-Nielsen, Höegh and us for the pursuit of opportunities in small-scale LNG, including the delivery of LNG to areas of stranded demand, the development of LNG bunkering services and supply to the transportation sector.

On November 8, 2018, Avenir placed a further 11 million shares, also at a subscription price of $1.00 per share, with a group of institutional and other professional investors and, subsequent to this placement, Stolt-Nielsen, Höegh and Golar have a 45%, 22.5% and 22.5% investment in Avenir, respectively.

Avenir's shares were listed on the N-OTC list with effect from November 14, 2018.

Legal claims

During October 2018, we recovered an additional $14.0 million in connection with the ongoing arbitration proceedings arising from the delays and the termination of the Golar Tundra time charter with a former charterer.